Follow-Up Materials

06011892

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Perfect Fry Corp.

*CURRENT ADDRESS

PROCESSED

MAR 2 3 2006

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 1609 FISCAL YEAR 10-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 3/23/06

PERFECT FRY COMPANY®

PERFECT FRY CORPORATION

Report 2005


PERFECT FRY COMPANY
359
CAUTION
HOT OIL INSIDE
PULL
PRESETS
1 French Fries
2 Chicken Tenders
3 Onion Rings
4 Poppers
5 Cheese Bites
6 Corn Dogs
7 Fish Fillets

CORPORATE PROFILE

Perfect Fry Corporation is a publicly-traded company headquartered in Calgary, Alberta, Canada. Its common shares are listed for trading on the TSX Venture Exchange under the symbol PNM.

Founded in 1985, the Company manufactures and markets state-of-the-art counter-top deep fryers and accessories. Perfect Fry's markets now reach around the world and across all aspects of the popular and lucrative fast food industry, from snack bars, food kiosks, sport & recreation outlets, concession stands and convenience stores. Our end user is any vendor, in any outlet, in any part of the world, selling tasty, quality deep fried foods.

The Perfect Fryer is hallmarked by several characteristics which, collectively, make it the leading unit of its kind in the fast food industry. It is highly efficient, compact and requires no external ventilation system. It incorporates the most advanced built-in air filtration and fire prevention systems in the industry. Sales of the Perfect Fryer and its complementary products continue to grow steadily in North and South America, Europe, Australia, Asia and the Middle East.

The two key factors driving Perfect Fry's ongoing successful market penetration are its growing international network of independent distributors and dealers and the support they receive from the Company's infrastructure. Our marketing, sales and promotion efforts are innovative, proactive and continuously refined to deliver maximum support to clients.

Perfect Fry offers investors these attractive benefits for equity growth:

- An effective, experienced management team dedicated to growing the Company and building value.
- A creative and multi-disciplined team of employees who are encouraged to think outside the box.
- A strong financial structure marked by ready access to capital to finance growth, high credit rating, little debt and sophisticated financial reporting and inventory tracking systems.
- A commitment to customer service that is second to none in the industry.
- State-of-the-art, patented products serving a strong consumer demand which are continuously updated by research and development.
- An ever-growing global distribution network supported by food industry alliances, incentive programs and our own marketing and sales infrastructure.
- A reputation for leadership and corporate integrity that has resulted in the Company becoming an advisor to government and insurance companies on product standards and testing.

ANNUAL MEETING	STOCK EXCHANGE LISTING
Perfect Fry Corporation's Annual Meeting for fiscal year 2005: March 28, 2006 at 9:00am, Fraser Milner Casgrain, 30th Floor, Fifth Avenue Place 237 – 4 Avenue SW, Calgary, Alberta, Canada	Perfect Fry Corporation, symbol PNM, is listed on the TSX Venture Exchange. USA 12G3-2 (b) Exemption Number 82-1609

2005 HIGHLIGHTS



- A direct result of the past five years of engineering work, has been the development of the new PFA **RapidFry™**, recently introduced at the NRA Show in May 2005 (National Restaurant Association of the USA). The PFA **RapidFry™** is the first odorless, ventless and automated counter-top deep frying system with robotic entry and delivery of food product. This fully-enclosed deep frying system is capable of producing up to 100 pounds of fries in a single hour while it amazingly requires only 17 linear inches of counter-space. The PFA **RapidFry™** boasts up to 7200 watts of power, the most of any countertop ventless single basket deep fryer, while it's fully-automated, front-loading, front-dispensing design makes it the most compact deep fryer of its kind

- We are proud to announce that Perfect Fry Company has been selected as the recipient of the **Kitchen Innovations Award** presented by the National Restaurant Association (NRA), Restaurant, Hotel-Motel Show for the PFA **RapidFry™**.

- In Fiscal 2005, Perfect Fry Corporation completed another successful year, with net earnings of $341,775 or 4 cents per share. This compares with net earnings in Fiscal 2004 of $353,946 or 4 cents per share.

- Revenue in Fiscal 2005 increased to $3.85 million, the highest ever recorded. This compares with the previous recorded revenue of $3.44 million in 2004 and $3.69 million in 2003.

- The shift in currency exchange rates between Canadian and US dollars adversely affected revenue and net earnings for the third consecutive year. Exchange rates were down by an average of 9% resulting in reduced US revenue. The US is Perfect Fry's largest single market, accounting for approximately two-thirds of revenue.

- Relocation to the new facility occurred in January 2004. It has been a wonderful experience to be in our own facilities in 2005.

- The Company continued its aggressive sales and support initiatives through strengthening existing relationships and creating new ones in various sectors of the food industry.

- Perfect Fry again demonstrated its ongoing commitment to developing both its current and new markets around the world.

LETTER FROM THE CHAIRMAN & PRESIDENT

We are pleased to report that Fiscal 2005 was a year of continued growth, leadership, innovation and financial success for Perfect Fry. Highlights from the past year include:

- The successful launch of our new PFA **RapidFry™** at the NRA show in May.
- Receipt of the Kitchen Innovations Award presented by the National Restaurant Association, Restaurant, Hotel-Motel Show for the PFA **RapidFry™**
- Continued emphasis on strengthening existing markets and developing new ones.
- Stable financial revenues even in the face of fluctuating exchange rates.
- Marketing initiatives that are proactive, innovative and results-based.

During the past year, the Company achieved net earnings of $341,775, or 4 cents per share, down slightly from net earnings in fiscal 2004 of $353,946 or 4 cents per share. Our overall revenue over cost of goods sold has declined primarily as a result of fluctuations in the exchange rate between the Canadian and US currency. While the number of units sold was up, the exchange rate has really come into affect this past year resulting in higher sales but lower net revenue.

We are extremely pleased with the introduction and product launch of our new PFA **RapidFry™** automated fryer. This fully-enclosed deep frying system is capable of producing up to 100 pounds of fries in a single hour while it amazingly requires only 17 linear inches of counter-space. The PFA Rapid Fryer boasts up to 7200 watts of power, the most of any countertop ventless deep fryer, while its fully-automated front-loading, front-dispensing design makes it the most compact deep fryer of its kind.


PERFECT
FRY
COMPANY

The PFA **RapidFry™** offers an easy-to-operate interface which provides operators with flexibility and reliability that are unsurpassed in foodservice equipment. With four different modes of operation, the PFA **RapidFry™** is the perfect frying solution for any operation, regardless of staffing levels and capacity. Manual, Preset, Preset-Locked and the innovative **RapidFry™** Mode allow the operator to adapt the PFA **RapidFry™** to suit their individual needs.

The PFA **RapidFry's™** advanced electronic capabilities further allow the operator to adapt the unit to their particular needs. Cook Time Sensitivity (CTS™) ensures a consistent, fully-cooked product by automatically adjusting cooking times to account for different sizes of product loads. Food Type Sensitivity (FTS™) gives the operator the ability to control the movement of the basket to ensure that all food products are dispensed at the conclusion of the frying cycle. Finally, the Dual-Load Cook Cycle allows the user to cook two different food products with different cook times simultaneously in order to reduce preparation time.

LETTER FROM THE CHAIRMAN & PRESIDENT (contd.)

Perfect Fry continues to be committed to its relationships in the marketplace. A new competitor entered the US market early in the 2004 year, temporarily resulting in lower sales for us in the second and third quarters of that year. By the fourth quarter of 2004, our sales had stabilized and our commitment to customer service, product development and innovative marketing tools had proven effective among our loyal client base.

One of the benefits that only we offer in this highly competitive field is our state-of-the-art fire suppression system. During 2004 we successfully tested new advancements that were superior in 2005 to our original system, enabling us to standardize components for all models requiring fire suppression.

Perfect Fry maintained its commitment to developing both current and new markets in Canada, the US and around the world. We are specifically targeting the chain account business with efforts in demonstrations, testing and trials.

Our extensive customer research and tracking systems prove that most fryers are purchased after the prospective buyer has had a hands-on opportunity to use the fryer on-site. In over 50% of cases, the Perfect Fryer sells itself; after using it first-hand, the buyer sees that it is an easy-to-use, compact and income-generating unit. We continue to promote and refine our financial programs to facilitate these opportunities.

Aggressive marketing programs, innovative product development and strong business relationships don't just happen haphazardly or in a vacuum. We can credit our solid performance in Fiscal 2005 to the continuing effectiveness of the Company's marketing, sales, design and administrative infrastructure. Our success starts with our employees. We look to the future. We build on our strengths. We encourage innovation. We vigorously pursue operational efficiencies. We continually balance frugality with expenditures. We keep one eye on future trends and opportunities while maintaining a close watch on today's bottom line. We dream, we analyze, we budget, we plan, we empower our employees, serve our customers and seek new markets. We acknowledge and are grateful for the support and guidance from our Board of Directors who share their considerable talent and business expertise.

On behalf of the Board,

Jack Senior
Chairman

Gary Calderwood
President and CEO
February 6, 2006

MANAGEMENT DISCUSSION & ANALYSIS

1 Date

February 6, 2006

2 Overall Performance

	2005	2004	2003	2002	2001
Current Assets	$1,680,834	$1,609,728	$1,573,787	$1,681,254	$1,684,928
Long Term Receivable	0	0	18,521	0	0
Property Plant & Equip	$1,384,994	1,415,206	1,307,917	155,010	155,088
Patents & Processes	$1,217,282	977,104	803,558	676,549	682,679
Total Assets	$4,283,110	4,002,038	3,703,783	2,512,813	2,522,695
Current Liabilities	$348,898	297,321	327,855	227,026	603,694
Long Term Liabilities	$709,426	740,666	765,823	0	0
Shareholder Equity	$3,224,786	2,964,051	2,610,105	2,285,787	1,919,001
Total Liabilities & Equity	$4,283,110	4,002,038	3,703,783	2,512,813	2,522,695

Founded in 1985, Perfect Fry manufactures and markets state-of-the-art counter-top commercial deep-fryers and merchandisers for the food equipment industry. Perfect Fry's markets now extend around the world and across the fast-food spectrum, specializing in popular, tasty, deep-fried foods at snack bars, food kiosks, sport and recreation facilities, concession stands and convenience stores.

Our primary product, the Perfect Fryer, is highly efficient, odorless, compact and requires no external ventilation systems. The fryer incorporates built-in odorless air filtration and UL listed fire prevention systems, both of which were designed by Perfect Fry. These systems lead the industry in effectiveness and quality.

The food equipment industry has been relatively stable in its regulations regarding ventilation since 1996. The industry is moving towards new and upgraded electronic and communication technologies; we are aware of these protocols and have implemented design changes for the long term future. Perfect Fry has designed and controlled its own electronic advancements, enabling us to quickly meet the industry's ongoing requirements.


PERFECT FRY COMPANY

The Company's investment in development continues to generate improvements that advance Perfect Fry's reputation for leadership, product quality and product variety. The company has expended a further $269,016 for a total net amortized value of $1,217,282 in Deferred Product Development Costs relating to the ongoing research and development activities.

A direct result of the past five years, has been the development of the new PFA **RapidFry**™, recently introduced at the NRA Show (National Restaurant Association of the USA) in May 2005. The PFA **RapidFry**™ is the first odorless, ventless and automated counter-top deep frying system with robotic entry and delivery of food product. This fully-enclosed deep frying system is capable of producing up to 100 pounds of fries in a single hour while it amazingly requires only 17 linear inches of counter-space. The PFA **RapidFry**™ boasts up to 7200 watts of power, the most of any countertop ventless single basket deep fryer, while it's

MANAGEMENT DISCUSSION & ANALYSIS (CONTD.)

fully-automated, front-loading, front-dispensing design makes it the most compact deep fryer of its kind.


PERFECT FRY COMPANY

The PFA **RapidFry™** design is based on a patented design which Perfect Fry introduced back in the early 1990's. The PFA **RapidFry™** has more oil for better hold temperatures, more power to recover oil temperature, significant advancements in electronic capabilities and options for easier and more effective use of the equipment. The PFA **RapidFry™** gives all of these advantages along with many of the signature features of the PFC line including odorless technology, built-in fire suppression and advanced electronics.

As recognition of Perfect Fry's commitment to innovation and superior development activities, the Company is proud to receive the Kitchen Innovation Award for 2006 (www.restaurant.org/show/exhibitorlist/ki/index.cfm) presented by the NRA. This award is judged by a panel of industry leaders (www.restaurant.org/show/exhibitorlist/ki/ki_panel.cfm) who, without, compensation lend authenticity and depth to the value of the award.

The ability to create the new PFA **RapidFry™** was made possible by the upgraded fire suppression system developed previously, which is another tangible result of the Company's development activities. This fire suppression system is now UL (Underwriters Laboratories) registered, giving the system unquestioned acceptance in all North American jurisdictions. All Perfect Fry equipment carries the CE (European Certification) and NSF (National Sanitation Foundation) listing marks for worldwide sales efforts. One of the efforts this past year included working with the Florida State Fire Safety Board. The company expended $38,000 plus personnel time and travel for a registration mark, which included attending a board meeting of the state and to receive approval to sell in the state. As a result, the State will also amend their regulations and policies for the future.

While these investments are long-term we believe they are essential to enhancing the intrinsic value of the Company. In addition to innovations in current products, we continue to develop new and complementary products and accessories to further diversify and grow our markets and revenue.



Perfect Fry continues to operate with measured stability, building a strong foundation by steadily investing in all aspects of the company, including physical plant infrastructure, research and development, expanding product lines, international markets and internal processes and technology. Perfect Fry has not discontinued any part of its ongoing operations, nor do we have any major acquisitions planned in the future. Perfect Fry operates as a single reportable operating segment, as these terms are used in the CICA handbook.

MANAGEMENT DISCUSSION & ANALYSIS (CONTD.)

3 Selected Annual Information

	2005	2004	2003	2002	2001
Revenue USA	$2,565,744	$2,248,646	$2,270,466	$2,328,528	$1,499,615
Revenue Canada	830,809	707,654	535,033	761,831	638,493
Revenue International	401,550	434,454	797,325	479,586	322,325
Other Income	53,114	50,144	90,354	16,003	0
Total Revenue	3,851,217	3,440,898	3,693,178	3,585,948	2,460,433
Net Earnings (Loss)	341,775	353,946	324,318	366,786	(237,234)
Per Share	.04	.04	.03	.04	(.02)
Total Assets	4,283,110	4,002,038	3,703,783	2,512,813	2,522,695
Long Term Liabilities	709,426	740,666	765,823	0	0

The financial data in this MD&A has been prepared in accordance with Canadian Generally Accepted Accounting Principles and are presented in Canadian dollars.

4 Results of Operations

Perfect Fry has recorded its highest Gross Revenue in the company's history this year with sales of $3,851,217. The USA showed an increase of $317,098, Canada showed an increase of $123,149 and International was down slightly by $32,904. Unfortunately the company experienced a reduced US Dollar exchange rate from 1.314 to 1.218. This lower average exchange rate reduced potential revenue by $212,000 in 2005. The company is active in the management of the exchange rate through foreign exchange contracts which resulted in foreign exchange gain of $39,649.

Perfect Fry's results of operations have remained stable over the past four years with sales in the area of $3.5 million per year and net income of about 10% of revenue. Perfect Fry continues to use tax pools carried forward from previous years and is therefore not in a tax payable situation.

The Company commits to forward buying patterns when this appears to be advantageous. The forward purchase of steel over two years ago has ended resulting in higher steel costs for 2005. This increase in cost of inputs including steel and labor along with the lower exchange rate had a negative 4% result in revenue over cost of goods during the year. We are making plans to review our pricing and discount strategy as well as look harder at cost reductions on our inputs. As the Canadian dollar rises in value on international markets we are looking elsewhere to find lower cost of inputs.

Selling costs including advertising and promotional efforts increased 23% compared to 2004 mainly due to the expenditure relating to our first ever distributor meeting. The Company expects that this meeting will be held on a biannual or triennial basis. Travel was the other expenditure which had increased due to additional cost and frequency, both in the United States and internationally.

General and administrative costs have remained constant, compared to 2004. Warranty costs again showed a decline from 0.59% in 2003 to 0.51% in 2004 and 0.40% in 2005 as a percentage of equipment and parts sales. Our design and quality control efforts continue to show positive long term results.

Perfect Fry is experiencing significantly lower net cost of occupancy compared to prior years, due entirely to the new building. The cost of rent, taxes, operating costs and interest on the mortgage net of rental revenue declined from $76,737 in 2001 to $33,182 in 2005.

After indicating such a good result in credit risk management last year the Company has experienced a more significant year in bad debts in 2005. Whereas our normal bad debts were in the range of a few thousand dollars, this years experience was closer to $33,000 as we had a couple of distributors who went bankrupt during the year. We continue to work diligently on credit risk, but sometimes there are unfortunate circumstances.

MANAGEMENT DISCUSSION & ANALYSIS (CONTD.)

5 Quarterly Results

($ in 000's – except per share amounts)

	2005				2004				2003			
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Total Revenue	1094	1068	1084	605	1024	696	754	967	876	887	1196	734
Net Earnings (Loss)	120	171	106	(56)	235	5	40	74	129	36	152	7
Per Share	.01	.02	.01	0	.03	0	0	.01	.01	0	.02	0

Our overall sales strategy continues to focus on specialty distributors in the food equipment industry. This allows Perfect Fry to develop long term quality relationships. The risk is that the company relies on the efforts of these distributors to perform.

Competition in the marketplace has changed. A new competitor entered the US marketplace in February of 2004, which contributed to lower Perfect Fry revenue in the 2nd and 3rd quarters of 2004. We regained our momentum in the 4th quarter of 2004, and after a slower 1st quarter of 2005, the company experienced three consecutive strong quarters to complete 2005. This is the first time that the company has recorded three consecutive quarters, each having revenue of more than a million dollars.

Exchange rate fluctuation is an ongoing concern for the Company as a significant portion of revenue is earned in US dollars. Perfect Fry will continue to sell in US dollars to keep our distributor relationships strong. Perfect Fry has alleviated all cross-border stress for our distributors by removing barriers such as customs reporting, freight concerns and currency transactions. The Company feels strongly that the administrative cost of removing these barriers is easily offset by the efficiencies enjoyed by our distributors.

6 Liquidity

	Payments Due by Period				
Contractual Obligations	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Long Term Debt	$738,350	$28,924	$94,856	$70,601	$543,669
Operating Lease	22,900	4,122	16,488	2,290	

The Company is able to supply cash requirements for future needs on a regular basis from operations. Our production schedule continues to steadily gain efficiencies through all periods of the year and inventory levels do rise and fall as a normal course of business.

Fluctuations in liquidity occur throughout the year as sales in the summer and winter months are generally lower than the spring and fall. Given potential sales growth, working capital fluctuations would be provided by operating loans of up to $1,000,000 from bank financing. During normal company operations, working capital deficiencies have been supplied by bank financing. Only $349,000 of the operating loan has been used in the past 2 years.

The company showed a bank indebtedness of $348,549 in the third quarter which is primarily the result of investing in more inventories to launch the new PFA RapidFry™ automated fryer product line. The inventory increased by $386,468 in the third quarter, compared to the last annual report, and has since reduced from there down by $200,548 to close out the year at a total of $923,423. Part of this reduction in the last quarter is due to the better than expected orders of the PFA RapidFry™. The company expects that the inventory levels in the future will average at $1.1 to $1.2 million which are expected to be funded by operating cash flows.

The net working capital, defined as current assets less current liabilities, increased $19,529 from $1,312,407 (in 2004) to $1,331,936 (in 2005). This is an increase of 1.5% over last year. The company

MANAGEMENT DISCUSSION & ANALYSIS (CONTD.)

expects that investing activities in deferred product development costs will reduce during the coming year. Financing activities of common share acquisitions will only occur on a discretionary basis given positive cash position.

There are no restrictions in the movement of financial resources between the parent company and its' subsidiaries.

The Company does not have any defaults and is not in arrears of any accounts, nor does it have any large purchase obligations either outstanding or planned.

7 Capital Resources

The Company has no future plans for significant capital expenditures. The building which now houses the Company has sufficient space for growth.

The Company uses ongoing cash flows to support research and development activities. There are currently no long term obligations or outstanding agreements to fulfill except for the building mortgage. The company has no current plans to renovate or expand the building. Our research and development expenditures are solely for our own future vision and can be expanded or downsized depending on finances. The company expects that development expenditures will be lower in the near future as we consolidate our current product position.



8 Off-Balance Sheet Arrangements

The Company carries on the normal basis of business through purchase orders that in some cases will extend beyond the coming year. These purchase orders are not contracts with strict time frames. We can take price advantage of larger purchase quantities without locking in exact times of delivery. This gives us flexibility in working out financial requirements and longer term inventory levels. In the event of some unforeseen difficulty the Company could cancel these orders without financial consequences.

Because Perfect Fry earns a significant portion of its operating revenues in US dollars, variation in exchange rates affect the Company's operating and financial results. In May 2005, the Company entered into an option dated foreign exchange contract to sell $500,000 US dollars over a one-year term at a rate of 1.2553 CDN/USD. This was completed at year end. The Company has and will continue to develop an ongoing strategy to reduce future exchange risks.

9 Transactions with Related Parties

The Company's consolidated financial statements reflect the ongoing operations of Perfect Fry Corporation, which performs management duties, Perfect Fry Company Ltd., which manufactures deep-fryers for the food equipment industry, and Perfect Fry Holdings Ltd. which owns the land and building out of which the Company operates.

Certain directors are also distributors. All sales to these directors/distributors are at normal sales terms. No other related parties exist apart from the directors/distributors.

MANAGEMENT DISCUSSION & ANALYSIS (CONTD.)

10 Fourth Quarter Results

The Company recorded its third straight quarter of sales in excess of one million dollars. This year is the first time in the company's history to record three straight quarters of more than one million dollars per quarter.


PERFECT FRY COMPANY

The most notable activity of the fourth quarter was the occurrence of the Company's first distributor meeting. This meeting, after planning and preparation for more than eighteen months, presented the Company in excellent light. The distributors were very pleased to experience the meeting and gain a more in-depth knowledge of the Company's philosophy on design, manufacture and quality control. The general comment was that they had never attended a better, more profitable distributor meeting.

11 Proposed Transactions

The Perfect Fry Corporation Board of Directors concluded a normal course issuer bid (NCIB), which commenced July 1, 2004 and expired June 30, 2005. During this first NCIB the Company purchased for cancellation 319,500 shares at prices between $0.18 and $0.29 per share. Starting January 1, 2006 and ending December 31, 2006, the Company has initiated another NCIB, planning to purchase for cancellation up to a maximum of 473,458 or 5% of the outstanding stock. This program allows the Company to purchase common shares in the normal course when the Company estimates that the common shares are undervalued by the Market. The shares purchased will be made through the facilities of the TSX Venture Exchange in accordance with its policy on normal course issuer bids.

12 Critical Accounting Estimates

The accounting process requires that management make, and periodically review, a number of estimates including the following more significant assessments of the:
-net realizable value of accounts receivables and inventories;
-net recoverable value of property, plant and equipment and deferred product development costs;
-economic useful life of long lived assets for purposes of calculating amortization; and
-realization of future tax assets.
Actual results may differ from these estimates.

13 Changes in Accounting Policies

New Accounting Standards Adopted

Effective November 1, 2004 the company adopted CICA handbook Sections AcG-15, Consolidation of Variable Interest Entities. The Company has determined there is no effect to the current or prior years due to the implementation of this section.

Effective November 1, 2003 the company adopted CICA handbook Sections: 1100, Generally Accepted

MANAGEMENT DISCUSSION & ANALYSIS (CONTD.)

Accounting Principles, 1400, General Standards of Financial Presentation, 3110, Asset Retirement Obligations, 3870, Stock-Based Compensation and Other Stock-Based Payments and EIC-141, Revenue Recognition. The Company has determined there is no effect to the current or prior years due to the implementation of any of these sections.

New Accounting Standards Not Yet Adopted

Effective November 1, 2005 the company adopted the new CICA handbook Section: 3831, Non-Monetary Transactions. The company has determined there will be no current effect in implementing this standard.

Effective November 1, 2006 the company will adopt the new CICA handbook Sections: 1530, Comprehensive Income, 3251, Equity, 3855 Financial Instruments - Recognition and Measurement and 3865, Hedges and all the related consequential amendments. The Company is presently evaluating the impact of these new standards.

14 Financial Instruments

There are no financial instruments that may be settled by the delivery of non-financial assets. There are no other financial instruments which have not been discussed in this document.

15 Other MD&A Requirements

Further information relating to the Company is disclosed on the SEDAR website at www.sedar.com.

16 Issued and Outstanding Common Shares

At present there are 9,469,156 (2004 – 9,788,656) shares outstanding which is net of 319,500 shares repurchased for cancellation.


PERFECT FRY COMPANY
PERFECT FRY COMPANY

The Benchmark of Ventless Deep Frying...

PERFECT FRY CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED OCTOBER 31, 2005 and 2004

MANAGEMENT'S REPORT TO THE SHAREHOLDERS

The accompanying consolidated financial statements and all information in the Annual Report are the responsibility of management. The consolidated financial statements have been prepared by management in accordance with the accounting policies in the notes to the consolidated financial statements. In the opinion of management, the consolidated financial statements have been prepared within acceptable limits of materiality and are in accordance with Canadian generally accepted accounting principles appropriate in the circumstances. The financial information elsewhere in the Annual Report has been reviewed to ensure consistency with that in the consolidated financial statements.

Management maintains appropriate systems of internal control. Policies and procedures are designed to give reasonable assurance that transactions are properly authorized, assets are safeguarded and financial records properly maintained to provide reliable information for the preparation of consolidated financial statements.

The consolidated financial statements have been further examined by the Board of Directors and by its audit committee which meets regularly with the auditors and management to review the activities of each. The audit committee, which is comprised of three independent directors, reports to the Board of Directors.

Dart Bryant, an independent firm of chartered accountants, has been engaged to audit the consolidated financial statements in accordance with Canadian generally accepted auditing standards and provide an independent auditors' opinion.

Darlene Cowper

Gary G. Calderwood President and Chief Executive Officer	Darlene Cowper Chief Financial Officer

PERFECT FRY CORPORATION
CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED OCTOBER 31, 2005 and 2004

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Perfect Fry Corporation as at October 31, 2005 and 2004 and the consolidated statements of operations and retained earnings and cash flows for each of the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion these consolidated financial statements present fairly in all material respects, the financial position of the Company as at October 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years then ended in accordance with Canadian generally accepted accounting principles.

Dart Bryant

Dart Bryant Chartered Accountants

Calgary, Canada
February 6, 2006

PERFECT FRY CORPORATION
CONSOLIDATED BALANCE SHEETS
OCTOBER 31, 2005 AND 2004

ASSETS

	2005 $	2004 $
CURRENT ASSETS		
Cash and cash equivalents	-	2,888
Accounts receivable	747,300	852,589
Inventories (Note 2)	923,423	737,503
Prepaid expenses	10,111	16,748
	1,680,834	1,609,728
PROPERTY, PLANT AND EQUIPMENT (Note 3)	1,384,994	1,415,206
DEFERRED PRODUCT DEVELOPMENT COSTS (Note 4)	1,217,282	977,104
	4,283,110	4,002,038

LIABILITIES AND SHAREHOLDERS' EQUITY

	2005 $	2004 $
CURRENT LIABILITIES		
Bank indebtedness (Note 5)	71,373	-
Accounts payable and accrued liabilities	248,601	270,127
Current portion of long term debt (Note 6)	28,924	27,194
	348,898	297,321
LONG TERM DEBT (Note 6)	709,426	740,666
SHAREHOLDERS' EQUITY		
Share capital (Note 7)	1,413,546	1,461,471
Retained earnings	1,811,240	1,502,580
	3,224,786	2,964,051
	4,283,110	4,002,038

Subsequent Event (Note 7)
Commitment (Note 8)

ON BEHALF OF THE BOARD:

Director

Director

PLEASE SEE NOTES

PERFECT FRY CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
YEARS ENDED OCTOBER 31, 2005 AND 2004

	2005 $	2004 $
REVENUE (Note 9)	3,851,217	3,440,898
EXPENSES		
Cost of Goods, Selling and Administration	3,367,981	2,934,310
Interest		
Long term debt	37,733	37,732
Other	21,623	16,885
Amortization		
Property, plant and equipment	92,915	100,643
Deferred product development costs	28,839	6,881
Foreign exchange gain	(39,649)	(9,499)
Total expenses	3,509,442	3,086,952
NET EARNINGS	341,775	353,946
RETAINED EARNINGS, beginning of year	1,502,580	1,148,634
Premium on acquisition of common shares (Note 7)	(33,115)	-
RETAINED EARNINGS, end of year	1,811,240	1,502,580
EARNINGS PER SHARE (Basic and Diluted – Note 7)	0.04	0.04

PLEASE SEE NOTES

PERFECT FRY CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED OCTOBER 31, 2005 AND 2004

	2005 $	2004 $
CASH PROVIDED BY (USED IN):		
OPERATIONS		
Net earnings	341,775	353,946
Items not affecting cash		
Amortization of property, plant and equipment	92,915	100,643
Amortization of deferred product development costs	28,839	6,881
	463,529	461,470
Changes in non-cash working capital		
Accounts receivable	105,289	(145,486)
Inventory	(185,920)	100,200
Prepaid expenses	6,637	(4,897)
Accounts payable and accrued liabilities	(21,526)	(30,493)
	(95,520)	(80,676)
	368,009	380,794
INVESTING		
Additions to property, plant and equipment	(62,704)	(207,933)
Additions to deferred product development costs	(269,016)	(180,427)
	(331,720)	(388,360)
FINANCING		
Repayment of long term debt	(29,510)	(25,197)
Acquisition of common shares (Note 7)	(81,040)	-
	(110,550)	(25,197)
DECREASE IN CASH	(74,261)	(32,763)
CASH beginning of year	2,888	35,651
CASH end of year	(71,373)	2,888
Cash Consists of:		
Cash and cash equivalents	-	2,888
Bank indebtedness	(71,373)	-
	(71,373)	2,888
Note:		
Interest paid	59,356	54,617
Income taxes paid	-	-

PLEASE SEE NOTES

PERFECT FRY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED OCTOBER 31, 2005 AND 2004

1. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's consolidated financial statements reflect the ongoing operations of Perfect Fry Corporation, which performs management duties, Perfect Fry Company Ltd., which manufactures deep-fryers for the food equipment industry and Perfect Fry Holdings Ltd. which owns the land and building out of which the Company operates.

Cash and Cash Equivalents

Cash and cash equivalents are comprised of cash and short term market investments with original maturities less than three months.

Inventories

Inventories are recorded at the lower of cost and net realizable value. Cost is determined using the weighted average method and includes material, direct labour and overhead.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Amortization is provided as follows:

Building	4% declining balance method
Office and equipment	20% to 30% declining balance method

The Company reviews property, plant and equipment for impairment on an annual basis or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Deferred Product Development Costs

Product development costs are expensed to operations unless they meet specific criteria related to technical, market and financial feasibility, in which case they are deferred and amortized on a straight-line basis over ten years or over estimated units of sale. Research costs are expensed as incurred.

The Company reviews deferred product development costs for impairment on an annual basis or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Income Taxes

The Company utilizes the liability method of tax allocation for accounting for income taxes. Under the liability method of tax allocation, future tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities, and are measured using the substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Earnings Per Share

Basic and diluted earnings per share are calculated using the weighted average number of common shares outstanding during the year.

Measurement Uncertainty

The accounting process requires that management make, and periodically review, a number of estimates including the following more significant assessments of the:
-net realizable value of accounts receivables and inventories;
-net recoverable value of property, plant and equipment and deferred product development costs;
-economic useful life of long lived assets for purposes of calculating amortization; and
-realization of future tax assets.
Actual results may differ from these estimates.

PERFECT FRY CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)
YEARS ENDED OCTOBER 31, 2005 AND 2004

1. SIGNIFICANT ACCOUNTING POLICIES (CONTD.)

Stock-based Compensation

The Company had one compensation plan in 2004 as described in Note 7.

Foreign Exchange

Foreign currency transactions are translated into Canadian dollars using the average rate for the month in which the transaction occurred. Balance Sheet monetary items are translated at the rate at the balance sheet date. All translation gains and losses are included in the determination of net earnings.

Basis of Revenue Recognition

Revenue is derived from the sale and service of the Company's patented counter-top deep fryers, filters, parts and accessories. Sales are recorded on ship date, and are made to approved distributors under terms of FOB factory, with payment terms ranging from 1 month to 24 months. Service revenue is recorded at the time the service is provided. We provide for estimated warranty costs. Additional revenue is derived from the rental of excess building capacity and is categorized as other income (see Note 9).

Changes in Accounting Policies

New Accounting Standards Adopted

Effective November 1, 2004 the company adopted CICA handbook Section: AcG-15, Consolidation of Variable Interest Entities. The Company has determined there is no effect to the current or prior years due to the implementation of this section.

Effective November 1, 2003 the company adopted CICA handbook Sections: 1100, Generally Accepted Accounting Principles, 1400, General Standards of Financial Presentation, 3110, Asset Retirement Obligations, 3870, Stock-Based Compensation and Other Stock-Based Payments and EIC-141, Revenue Recognition. The Company has determined there is no effect to the current or prior years due to the implementation of any of these sections.

New Accounting Standards Not Yet Adopted

Effective November 1, 2005 the company adopted the new CICA handbook Section: 3831, Non-Monetary Transactions. The company has determined there will be no current effect in implementing this standard.

Effective November 1, 2006 the company will adopt the new CICA handbook Sections: 1530, Comprehensive Income, 3251, Equity, 3855 Financial Instruments - Recognition and Measurement and 3865, Hedges and all the related consequential amendments. The Company is presently evaluating the impact of these new standards.

Comparative Amounts

Certain of the comparative amounts have been reclassified to conform with the current year presentation.

PERFECT FRY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)
YEARS ENDED OCTOBER 31, 2005 AND 2004

2. INVENTORIES

	October 31, 2005 $	October 31, 2004 $
Finished goods	370,772	296,792
Work in progress	47,124	20,128
Parts	505,527	420,583
	923,423	737,503

3. PROPERTY, PLANT AND EQUIPMENT

	October 31, 2005		
	Cost $	Accumulated Amortization $	Net Book Value $
Land	400,000	-	400,000
Building	837,008	75,378	761,630
Office and equipment	673,767	450,403	223,364
	1,910,775	525,781	1,384,994

	October 31, 2004		
	Cost $	Accumulated Amortization $	Net Book Value $
Land	400,000	-	400,000
Building	820,630	43,984	776,646
Office and equipment	627,442	388,882	238,560
	1,848,072	432,866	1,415,206

4. DEFERRED PRODUCT DEVELOPMENT COSTS

	October 31, 2005 $	October 31, 2004 $
Deferred product development costs	2,320,252	2,051,235
Accumulated amortization	(1,102,970)	(1,074,131)
	1,217,282	977,104

PERFECT FRY CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)
YEARS ENDED OCTOBER 31, 2005 AND 2004

5. BANK INDEBTEDNESS

The Company has access to a bank operating credit facility of $1,000,000 (2004 - $600,000). Advances under this facility bear interest at prime plus .50% per annum and are secured by the operating assets of the business.

6. LONG TERM DEBT

The mortgage payable is to the Community Credit Union and is amortized over a 20 year term. It is repayable in monthly amounts of $5,236 (2004 - $5,070) which includes interest at 4.85% (2004 - 4.43%). Subsequent to year end, the mortgage was renewed for a five year term, maturing February, 2011 and is repayable in monthly amounts of $5,636 which includes interest at 5.89%. The mortgage is secured by the land and building (Note 3), an assignment of rents, a general security agreement over specific assets and an assignment of insurance.

	October 31, 2005 $	October 31, 2004 $
Mortgage payable	738,350	767,860
Current portion	(28,924)	(27,194)
Long term debt	709,426	740,666

Principal repayments on the mortgage are as follows assuming future renewals at current rates:

	$
2006	28,924
2007	30,231
2008	31,598
2009	33,027
2010	34,520
2011 and thereafter	580,050
	738,350

PERFECT FRY CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)
YEARS ENDED OCTOBER 31, 2005 AND 2004

7. SHARE CAPITAL

Authorized

Unlimited number of preferred and common shares.

Issued Common Shares

	2005	2005	2004	2004
Issued and outstanding at beginning of year	9,788,656	$1,461,471	9,788,656	$1,461,471
Acquired and cancelled	(319,500)	(47,925)	-	-
Issued and outstanding at end of year	9,469,156	$1,413,546	9,788,656	$1,461,471

Earnings per share

Options to purchase 370,000 common shares were outstanding during the year ended October 31, 2004 but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares. All outstanding options expired during the third quarter of 2004.

	Income (numerator)		*Shares (denominator)*		*Per share amount*	
For the year ended October 31	**2005**	**2004**	**2005**	**2004**	**2005**	**2004**
Basic earnings per share	341,775	353,946	9,582,071	9,788,656	$0.04	$0.04
Diluted earnings per share	341,775	353,946	9,582,071	9,788,656	$0.04	$0.04

Options

Under the stock option plan of the Company which expired in 2004, options were able to be granted at management's discretion, to directors, officers and employees, with the approval of the board of directors being required for the purchase of common shares. The following table depicts the changes in options in the years presented. There were no options outstanding at the year end.

Options	**Options Issued and Outstanding**		**Weighted Average Exercise Price**	
	2005	**2004**	**2005**	**2004**
Outstanding at beginning of year	-	370,000	-	$0.30
Options forfeited	-	370,000	-	$0.30
Outstanding at end of year	-	-	-	-

Normal Course Issuer Bid

Under the terms of a normal course issuer bid commenced on July 1, 2004, the Company acquired 319,500 shares at a total net cost of $81,040 prior to the termination of the contract on June 30, 2005. The excess of total net cost of the shares acquired over their historical cost being, $33,115, has been charged to retained earnings.

Subsequent to the year end, the Company commenced a normal course issuer bid on January 1, 2006, allowing it to purchase up to 473,458 common shares (5% of all common shares issued) for cancellation until its termination on December 31, 2006 or such earlier time as the bid is complete. At the time of writing, no shares have been acquired under this contract.

PERFECT FRY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)
YEARS ENDED OCTOBER 31, 2005 and 2004

8. COMMITMENT

The Company has an office equipment lease requiring payments of $458 per month until December 2009.

9. REVENUE

The Company's operations are conducted in one business segment, however the products and services are sold in a number of very different geographic markets. A summary of the Company's revenue by geographic area follows:

Revenue for the years ended October 31	**2005** $	**2004** $
USA	$2,565,744	$2,248,646
Canada	830,809	707,654
International	401,550	434,454
	3,798,103	3,390,754
Other income	53,114	50,144
	$3,851,217	$3,440,898

During the years ended October 31, 2005 and 2004, no customer accounted for more than 10% of the Corporation's revenue other than as disclosed in Note 11.

10. FINANCIAL INSTRUMENTS

Financial instruments of the Company include cash and cash equivalents, accounts receivable, forward exchange contract (from time to time), accounts payable, accrued liabilities and long term debt.

Fair Values - The fair values of current financial instruments are estimated to approximate their carrying values due to their short term maturities. The fair values of non current financial instruments are estimated using discounted cash flow analysis based on the Company's current borrowing rates. There is no material difference between the carrying value and the fair value for long term accounts receivable or long term debt.

Credit Risk - All credit risk is within the food service industry and is spread among many customers in many countries. The Company performs ongoing credit evaluations of the customers and maintains allowances for potential credit losses which, when realized, have been within the range of management expectation.

Foreign Exchange Risk - The Company earns a significant portion (68% in Fiscal 2005, 66% in Fiscal 2004) of its operating revenues in US dollars and as such, variations in exchange rates effect the Company's operating and financial results. The Company mitigates these risks utilizing foreign exchange contracts (not considered hedges).

Interest Rate Risk - The Company has interest bearing loans on which general interest rate fluctuations apply.

11. RELATED PARTY TRANSACTIONS

Certain directors are also distributors. Revenue arising from transactions with these distributors was $436,743 for the year ended October 31, 2005 (2004 - $323,154). Amounts due from these distributors, which has arisen from the sale of product referred to above, was $34,765 and $79,160 at October 31, 2005 and 2004 respectively. All sales to these directors/distributors are in the normal course of operations, measured at the exchange amount and are subject to normal sales terms.

PERFECT FRY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)
YEARS ENDED OCTOBER 31, 2005 and 2004

12. INCOME TAXES

The provision for income taxes differs from that which would be expected by applying statutory rates. A reconciliation of the differences is as follows:

	2005 $	2004 $
Net earnings	341,775	353,946
Combined Federal and Provincial income tax rate	33.62%	33.75%
Computed income tax provision	114,905	119,457
Increase (decrease) resulting from		
Change in valuation allowance (including rate changes but excluding ITC's)	(118,901)	(121,832)
Non-deductible amortization and expenses	3,996	4,375
Net provision for income taxes	-	-

The Company has operating losses for income tax purposes which may be carried forward to reduce taxable income in future years. The Company also qualifies for ITC's (investment tax credits) on eligible expenditures on account of scientific research and experimental development. The Company has not recorded the benefit of ITC's, as in the Company's judgement, the Company does not have reasonable assurance that the Company will realize the ITC's. The losses and ITC's expire as follows:

	2005	
	Operating Losses $	ITC's $
2006		2,000
2007		14,000
2008		59,000
2009	7,000	26,000
2010	2,000	
2012		28,000
2013		43,000
2014		50,000
2015		65,000
	9,000	287,000

Significant components of the Company's future tax assets as of October 31, 2005 at 33.62% and 2004 at 33.75% are as follows:

	2005 $	2004 $
Operating losses carried forward	3,000	13,000
Tax values of assets in excess of accounting values	296,000	405,000
Capital losses carried forward	144,000	144,000
Total future tax assets	443,000	562,000
Valuation allowance	(443,000)	(562,000)
Net future tax assets	-	-
Investment tax credits not recorded	287,000	222,000

CORPORATE DIRECTORY

BOARD OF DIRECTORS

Jack F. Senior, Chairman
President,
Speedi Gourmet Ltd.
Vancouver, BC

Gary G. Calderwood, CMA
President and CEO,
Perfect Fry Corporation
Calgary, AB

Gordon Sigurdson
President,
Harlan Fairbanks Co Ltd.
Winnipeg, MB

Vic Walls
President,
Border Paving Ltd.
Red Deer, AB

LEGAL COUNSEL

Fraser Milner Casgrain LLP
30th Floor, 237 - 4 Ave SW
Calgary, AB T2P 4X7

OFFICERS

Gary G. Calderwood, CMA
President, CEO,
Secretary-Treasurer

Darlene Cowper, CA
Chief Financial Officer

AUDITORS

Dart Bryant
Chartered Accountants
404 - 13th Avenue NE
Calgary, AB
T2E 1C2

TRANSFER AGENT

Computershare Trust
Company Of Canada
600, 530 - 8th Ave SW
Calgary, AB
T2P 3S8

INTERNATIONAL HEAD OFFICE

9298 Horton Rd SW
Calgary, AB, Canada
T2V 2X4
Telephone: (403) 255-7712
Fax: (403) 255-1725
1-800-265-7711
E-Mail: invest@perfectfry.com
Internet: www.perfectfry.com

INVESTOR RELATIONS

Gary G. Calderwood, CMA

STOCK EXCHANGE LISTING

TSX Venture Exchange,
Symbol: PNM

As of October 31, 2005 there were 9,469,156 shares issued and outstanding.


PERFECT FRY COMPANY
CAUTION
PULL
PRESETS

PRINTED IN CANADA

82-1609

PERFECT FRY CORPORATION

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON MARCH 28, 2006

The annual general meeting of the Shareholders of PERFECT FRY CORPORATION will be held at the offices of Fraser Milner Casgrain, 30th Floor, Fifth Avenue Place, 237 - 4 Avenue SW, Calgary, Alberta, Canada, on March 28, 2006 at 9:00am (MST) in order to:

1. receive and consider financial statements for the fiscal year ended October 31, 2005;
2. fix the number of directors at five;
3. elect the directors;
4. appoint the auditors and to authorize the directors to fix their remuneration;
5. transact such other business as may properly be brought before the Meeting or any adjournment.

The details of the matters proposed are set forth in the Management Information Circular accompanying this notice.

If you are unable to attend the Meeting in person, date and sign the enclosed form of proxy and deposit it with Global Corporate Compliance Inc., 310, 441 - 5 Avenue SW, Calgary, Alberta T2P 2V1. In order to be valid and acted upon at the Meeting, the form of proxy must be returned not less than 48 hours before the time for holding the Meeting (excluding Saturdays, Sundays and holidays) or any adjournment.

Only Shareholders of record at the close of business on February 21, 2006 will be entitled to vote at the Meeting, unless that Shareholder has transferred any shares subsequent to that date and the transferee Shareholder, not later than 10 days before the Meeting, establishes ownership of the shares and requests that the transferee's name be included on the list of Shareholders.

Dated at Calgary, Alberta, February 21, 2006

By order of the Board of Directors

"Gary G. Calderwood"

Gary G. Calderwood
President

82-1609

PERFECT FRY CORPORATION
(the "Corporation")

RECEIVED
2006 MAR 22 P 1:07
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Management Information Circular
for the Annual General Meeting to be held on March 28, 2006

Dated February 21, 2006

PROXIES

Solicitation of Proxies

This management information circular is furnished in connection with the solicitation of proxies for use at the annual general meeting of shareholders (the "Meeting") to be held at the offices of Fraser Milner Casgrain, 30th Floor, Fifth Ave Place, 237 – 4 Avenue SW, Calgary, Alberta at 9:00 am (MST) on Tuesday, March 28, 2006 and at any adjournment. Forms of proxy must be deposited with Global Corporate Compliance Inc., 310, 441-5th Avenue S.W., Calgary, AB T2P 2V1 not less than 48 hours before the time for holding the Meeting (excluding Saturdays, Sundays and holidays) or any adjournment. Only holders of common shares (the "shareholders") of record at the close of business on February 21, 2006 will be entitled to vote at the Meeting, unless that shareholder has transferred any shares subsequent to that date and the transferee shareholder, not later than 10 days before the Meeting, establishes ownership of the shares and requests that the transferee's name be included on the list of shareholders.

The form appointing a proxy must be in writing and must be executed by you or your attorney authorized in writing or, if you are a corporation, under your corporate seal or by an authorized officer or attorney of the corporation.

The persons named in the enclosed form of proxy are officers or directors of the Corporation. As a shareholder you have the right to appoint a person, who need not be a shareholder, to represent you at the Meeting. To exercise this right you should insert the name of your representative in the blank space provided on the form of proxy and strike out the other names or submit another appropriate proxy.

Voting of Shares - Advice to Beneficial Shareholders

The information set forth in this section is of significant importance to you if you do not hold your shares in your own name. Only proxies deposited by shareholders whose names appear on our records as the registered holders of shares can be recognized and acted upon at the Meeting. If shares are listed in your account statement provided by your broker, then in almost all cases those shares will not be registered in your name. Such shares will likely be registered under the name of your broker. Shares held by your broker can only be voted upon your instructions. Without specific instructions, your broker is prohibited from voting your shares.

Applicable regulatory policy requires your broker to seek voting instructions from you in advance of the Meeting. Each broker has its own mailing procedures and provides its own return instructions, which you should carefully follow in order to ensure that your shares are voted at the Meeting. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications ("ADP"). ADP mails a Voting Information Form ("VIF") instead of the form of proxy. You are asked to complete and return the VIF to them by mail or facsimile. Alternately, you can call their toll-free telephone number or use their internet voting procedure to vote your shares. If you receive a VIF from ADP it cannot be used as a proxy to vote shares directly at the Meeting as the proxy must be returned to ADP in advance of the Meeting in order to have the shares voted.

Revocability of Proxy

You may revoke your proxy at any time prior to a vote. If you attend personally at the Meeting, you may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by you or your attorney authorized in writing or, if you are a corporation, under your corporate seal or by a duly authorized officer or attorney of the corporation. To be effective the instrument in writing must be deposited either at the Corporation's head office, or with Global Corporate Compliance Inc., at any time up to and including the last business day before the day of the Meeting, or any adjournment of the Meeting, at which the proxy is to be used, or with the chairman of the Meeting on the day of the Meeting, or any adjournment of the Meeting.

Persons Making the Solicitation

This solicitation is made on behalf of management. The Corporation will bear the costs incurred in the preparation and mailing of the proxy materials. In addition to mailing forms of proxy, proxies may be solicited by personal interviews, or by other means of communication, by the directors, officers and employees who will not be remunerated for their services.

Exercise of Discretion by Proxy

Where you specify a choice with respect to any matter to be acted upon the shares will be voted on any poll in accordance with the specification so made. If you do not provide instructions your shares will be voted in favour of the matters to be acted upon as set out in the form of proxy. The persons appointed under the form of proxy are conferred with discretionary authority with respect to amendments of the matters specified in the proxy and with respect to any other matters which may properly be brought before the Meeting or any adjournment. At the time of printing of this management information circular, management is not aware of any amendments.

Request for Financial Statements

National Instrument 51-102 "Continuous Disclosure Obligations" sets out the procedures for a shareholder to receive financial statements. If you wish to receive financial statements, you may use the enclosed form or provide instructions in any other written format. **Registered shareholders must also provide written instructions in order to decline to receive the financial statements.**

VOTING SHARES AND PRINCIPAL SHAREHOLDERS

The Corporation is authorized to issue an unlimited number of common shares. As at February 21, 2006, there were 9,469,156 common shares issued and outstanding. As a shareholder, you are entitled to one vote for each share you own. A quorum for the transaction of business at the Meeting is two persons holding or representing by proxy at least one-twentieth of the shares entitled to vote.

To the knowledge of the Corporation, as at February 21, 2006 no person or company beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the shares, except as set forth in the following table.

Name	Number of Voting Shares	Percentage of Common Shares
John Francis Senior	1,021,500	10.8%
Victor Walls	1,085,300	11.5%

MEETING AGENDA

Election of Directors

It is proposed that five directors be elected, to hold office until the next annual meeting or until successors are elected or appointed. There are currently four directors, each of who retire from office at the close of the Meeting. Unless otherwise directed, it is the intention of management to vote proxies in favour of the nominees.

In the event that a vacancy occurs because of death or for any reason prior to the Meeting, the proxy shall not be voted with respect to the filling of the vacancy.

Name and Residence	Voting Shares	Offices Held and Time as Director	Principal Occupation
John F. Senior[1] Alberta, Canada	1,021,500	Director since February, 1994	Chairman of Speedi Gourmet Ltd. a restaurant operations company.
Victor G. Walls[1] Alberta, Canada	1,085,300	Director since March, 2002	President of Border Paving, a paving company.
Gordon Sigurdson[1] Alberta, Canada	58,000	Director since June, 2000	President of Harlan Fairbanks Co, a food equipment distribution company.
Paul LeClerc[1]	337,000	Nominee	President of Serve-Canada Food Equipment Ltd. since 1998, a food equipment distribution company
Gary G. Calderwood Alberta, Canada	904,530	President, CEO, Secretary and Director since March, 1993	President, CEO and Secretary of the Corporation.

[1]Member of the Audit Committee

The information as to voting securities beneficially owned, directly or indirectly, is based upon information furnished by the nominees.

No proposed director is, as at the date of the information circular or has been, within the last 10 years, a director or executive officer of any company that while that person was acting in that capacity, (a) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; (b) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or (c) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No proposed director has within the last 10 years become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Appointment of Auditors

Management is nominating the firm of Dart Bryant, Chartered Accountants, Calgary, Alberta as auditors, to hold office until the next annual meeting and to authorize the directors to fix their remuneration. Dart Bryant was first appointed as auditors of the Corporation in 2000.

EXECUTIVE COMPENSATION

Compensation of Named Executive Officers

The following compensation information relates to amounts paid to our Named Executive Officers. None of the other executive officers received a salary and bonus exceeding, in the aggregate, $150,000 during the year ended October 31, 2005.

		Annual Compensation			Long-term Compensation	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Shares under Options Granted (#)	All other Compensation ($)
Gary Calderwood	2005	72,000	15,753	Nil	Nil	Nil
President & CEO	2004	72,000	17,105	Nil	Nil	Nil
	2003	72,000	13,813	Nil	Nil	Nil
Darlene Cowper[1] CFO	2005	52,000	Nil	Nil	Nil	Nil

[1] Ms. Cowper became Chief Financial Officer in April 2005 .

Long-term Incentive Plan Awards

Management made no long-term incentive plan awards during the year ended October 31, 2005.

Option Grants during the Most Recently Completed Financial Year

There were no options granted to purchase Common Shares to the Named Executive Officers during the fiscal year ended October 31, 2005.

Option Exercises

The following table provides information for options exercised by the Named Executive Officers during the year ended October 31, 2005 and their option positions as at October 31, 2005.

			Unexercised Options at Year End			
			Number of Options		Value of in-the-Money Options (1)(2)	
Name	Options Exercised (#)	Aggregate Value Realized ($)	Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
Gary Calderwood	Nil	Nil	Nil	Nil	Nil	Nil
Darlene Cowper	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

(1) The value of unexercised in-the-money options at year-end is based on the closing price of the common shares on the TSX Venture Exchange on October 31, 2005 that was $0.25 per share.

(2) "In-the-money" means that the market value of the common shares underlying the options on that date exceeded the option exercise price.

Compensation of Directors

The Corporation did not pay compensation to non-management directors nor were they paid for attendance at board meetings, as at October 31, 2005. The directors are reimbursed for expenses occurred in carrying out their duties as directors and are granted stock options.

Employment Contracts and Termination of Employment Arrangements

The Corporation does not have written employment agreements with the Named Executive Officers.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The Stock Option Plan is the only equity compensation plan. The following table sets forth information with respect to the options outstanding under the Plan as at October 31, 2005.

Plan Category	Number of Common Shares to be Issued Upon Exercise of Outstanding Options	Weighted-Average Exercise Price of Outstanding Options	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding Securities Reflected in Column (a)
Equity compensation plans approved by securityholders	Nil	Nil	Nil
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	Nil	Nil	Nil

EXTERNAL AUDITOR SERVICE FEES

Audit Fees

The aggregate fees billed by the external auditor in the years ending October 31, 2005 and October 31, 2004 for audit services was $19,000 and $18,000 respectively.

Audit-Related Fees

The aggregate fees billed by the external auditor in the years ending October 31, 2005 and October 31, 2004, for assurance and related services by the Corporation's external auditor that were reasonably related to the performance of the audit or review of the Corporations financial statements and are not reported above under the heading "Audit Fees" was nil and nil, respectively.

Tax Fees

The aggregate fees billed by the external auditor in the years ending October 31, 2005 and October 31, 2004, for tax compliance, tax advice and tax planning services was $2,000 and $2,000, respectively.

All Other Fees

The aggregate fees billed by the external auditor in the years ending October 31, 2005 and October 31, 2004, for all other services other than as described above under Audit Fees, Audit-Related Fees, and Tax Fees was nil and nil respectively.

Exemption

The Company is a "Venture Issuer" as defined in MI 52-110 and is relying on the exemption in section 6.1 of the MI 52-110.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

Management is not aware of any indebtedness (other than routine indebtedness) outstanding by any of the directors, executive officers or any of their associates, or any guarantees, support agreements, letters of credit or similar arrangements provided by the Corporation or any subsidiaries, to these individuals, at any time since the commencement of the last completed financial year.

INTERESTS OF INSIDERS IN MATERIAL TRANSACTIONS

There were no material interests, direct or indirect, of any of the insiders, any proposed nominee for election as a director, or any associate or affiliate of such persons, in any transaction since the last completed financial year or in any proposed transaction which has materially affected or would materially affect the Corporation or any of the subsidiaries, except as disclosed elsewhere in this management information circular.

INTERESTS OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON

Management is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any person who has been a director or executive officer at any time since the beginning of the last financial year, of any proposed nominee for election as a director, or of any associates or affiliates of any of these individuals, in any matter to be acted on at the Meeting other than the election of directors or the appointment of auditors.

OTHER MATTERS

Management knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the notice of annual special meeting. If any other matter properly comes before the Meeting, the proxy will be voted on those matters in accordance with the best judgment of the person voting the proxy.

ADDITIONAL INFORMATION

Additional financial information regarding the Corporation's business is contained in the audited consolidated financial statements and management's discussion and analysis for the year ended October 31, 2005. These statements and all the continuous disclosure documents submitted to the Securities Commissions and Stock Exchange can be found on SEDAR at www.sedar.com. Shareholders may request a copy of the financial statements and management's discussion and analysis at 9298 Horton Road S.W. Calgary, AB T2V 2X4 Ph (403) 255-7712 Fx (403) 255-1725.

Role

The Audit Committee of the Board of Directors is responsible for oversight of the quality and integrity of the accounting, auditing and reporting practises of the Company. The Committee's purpose is to oversee the accounting and financial reporting processes of the Company and the audits of the Company's financial statements. The Committee's role includes assurance of the qualitative aspects of financial reporting to shareholders, management of financial risk, and compliance with applicable legal, ethical and regulatory requirements. The Committee is directly responsible for the appointment, compensation and oversight of the accounting firm engaged to prepare or issue an audit report on the financial statements of the Company and in its advisory capacity to the Board recommends for Board approval, the appointment and compensation of the accounting firm.

Membership

The membership of the Committee consists of at least three directors who are generally knowledgeable in financial and auditing matters. Each member is an "independent director" meaning the director has no direct or indirect relationship with the Company, which in the opinion of the Board would interfere with his or her individual exercise of independent judgement. Applicable laws and regulations will be followed in evaluating a member's independence. Any members of the Committee may be removed or replaced at any time by the Board and shall cease to be a member of the Committee as soon as such member ceases to be a director. The Board may fill vacancies on the Committee by appointment from among its members. If and whenever a vacancy shall exist on the Committee, the remaining members may exercise all its powers so long as a quorum remains. Subject to the foregoing, each member of the Committee shall hold such office until the close of the next annual meeting of shareholders, following which the Board shall re-appoint the members of the Committee. The Board appoints the chairperson.

Communications/Reporting

The auditing firm reports directly to the Committee. The Committee is expected to maintain free and open communication with the auditing firm and the Company's management. This communication will include private executive sessions, at least annually, with each of these parties. The Committee chairperson shall report on Audit Committee activities to the full Board.

Education

The Company is responsible for providing the Committee with educational resources related to accounting principles and procedures, current accounting topics pertinent to the Company and other material as may be requested by the Committee. The Company will assist the Committee in maintaining appropriate financial literacy.

Operations

The Committee meets at least four times a year. Additional meetings may occur as the Committee or its chair deems advisable. The Committee will cause to be kept adequate minutes of all its proceedings and will report its actions to the next meeting of the Board. Committee members will be furnished with copies of the minutes of each meeting and any action taken unanimous consent.

Authority

The Committee will have the resources and authority necessary to discharge its duties and responsibilities, including the authority to retain outside legal counsel or other experts or consultants as it deems appropriate. The committee will be provided with appropriate funding by the Company, as the Committee determines, for the payment of compensation to any audit firm engaged for the purpose of preparing or issuing and audit report or performing other audit, review or attest services for the Company; outside counsel and other advisors as it deems appropriate, and ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties. In discharging its oversight role, the Committee is empowered to investigate any matter brought to its attention. Any communications between the Committee and legal counsel in the course of obtaining legal advice will be considered privileged communications of the Company and the Committee will take all necessary steps to preserve the privileged nature of those communications.

Responsibilities

Subject to the provisions of the Company's Corporate Governance Guidelines, the principal responsibilities and functions of the Audit Committee are as follows:

- Act in an advisory capacity to the Board;
- The agenda for Committee meetings will be prepared in consultation between the Committee chair (with input from the Committee members), Finance management and as required the independent auditor.
- Recommend to the Board, the independent auditor to be engaged and their compensation and following approval by the Board, appoint the independent auditor and approve the terms on which the independent auditor is engaged for the ensuing fiscal year.
- Resolve any disagreements between management and the independent auditor about financial reporting.
- Ensure receipt from the independent auditor of a formal written statement delineating all relationships between the auditor and the company and actively engage in a dialogue with the auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the auditor, and take or recommend that the full Board take appropriate action to oversee the independence of the independent auditor.
- Review with the independent auditor and Finance management the audit scope and plan.
- Review:
    - The Company's quarterly unaudited financial statements, related notes and management discussion and analysis.
    - The Company's annual audited financial statements, related notes and management discussion and analysis.
    - Make recommendation to the Board regarding the approval of the financial statements, notes and management discussion and analysis.
    - Any significant changes required in the independent auditor's audit plan.
    - Any disputes with management encountered during the course of the audit.
- Review and update the Audit Committee Charter and Responsibilities annually.
- Meet with the independent auditor in executive session to discuss any matters that the Committee or the independent auditor believes should be discussed privately with the Audit Committee.
- Ensure that the receipt, retention and treatment of complaints received by the issuer regarding, accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by employees of the issuer of concerns regarding questionable accounting or auditing matters.
- Annually evaluate the Committee's performance and this Charter.

Role

The Board's fundamental objective is to create value for the Shareholders of the Company. The Board's duties and responsibilities are all carried out in a manner consistent with that fundamental objective. The Board represents and acts with a view to the best interests of the Company and of the Shareholders. The Board and its individual directors do not represent a specific constituency or interest group within the Shareholders or members of the Company. The principal responsibility of the Board is its stewardship responsibilities including overseeing the management of the Company. The day-to-day management of the business and affairs is delegated by the Board to the CEO and CFO.

Set out below is a description of the Company's governance policies and practices organized to comply with Form 58-101F1 of the Alberta Securities Commission.

1. Board of Directors

a. Identity of independent directors

John F. Senior (Jack) has been a member since 1994. Jack owns Speedi Gourmet Ltd which operates restaurants primarily in the Geographic area of Vancouver, BC. Jack has purchased 28 Perfect Fry units over the years and has helped guide Perfect Fry from the experience of being a user.

Vic Walls has been a member since 2002. Vic has ownership and operates Border Paving Ltd. which is located in Red Deer, AB offering services to central and northern areas of the province.

Gord Sigurdson has been a member since 2000. Gord is the president of Harlan Fairbanks Co., a concession supply company which is the distributor for Perfect Fry products for Western Canada. Gord is independent due to the sales of Perfect Fry as a percentage of Harlan Fairbanks total sales is very small; less than 3%.

Paul LeClerc is a current nominee to the board. Paul is the president of Serve-Canada Food Equipment Ltd. which the distributor for Perfect Fry products for Ontario. Paul is independent due to the sales of Perfect Fry as a percentage of Serve-Canada total sales is very small; less than 2%.

b. Identity directors not independent

Gary Calderwood has been a member since 1993. Gary is one of the original patent holders of the Perfect Fry equipment. Gary is not independent in that he is the CEO and President of Perfect Fry Company.

c. Independence of the majority of the Board

The majority of the Board members are independent. Four directors of the 5 Board members are independent. These members are identified above in 1(a).

d. Director of other reporting issuer

None of the Board members hold positions of directorship of other reporting issuers.

e. Meeting of independent Board members.

The independent members have not met regularly. During regular scheduled meetings the independent members of the Board will discuss the executive performance and compensation in a time of confidentiality.

The Board has specifically retained responsibility for managing its own affairs, including planning its composition, selecting the Board

3. Position Descriptions

a. Position description for the Chairman	The Chairman of the Board is expected to: 1. In consultation with the President and CEO, determine the dates and locations of meetings of the Board and the shareholders 2. Require the Board to meet at least four times annually and as many additional times for the Board to carry out its duties and responsibilities effectively 3. Ensure that all business that is required to be brought before a meeting of shareholders is presented to shareholders. 4. In consultation with the President and CEO review the meeting Agendas to ensure all required business is brought before the Board to enable the Board to carry out its duties and responsibilities. 5. Attend all meetings of the Board and the shareholders. 6. Ensure the Board has the opportunity to meet separately without management present at all meetings. 7. Provide leadership to enable the Board to act as an effective team in carrying out its duties and responsibilities. 8. Provide advice, counsel and mentorship0 to the President and CEO, and fellow members of the Board.
b. Position description for the CEO	The Chief Executive Officer reports to the Board and has general supervision and control over the business and affairs of the Company. The CEO is expected to: 1. Foster a corporate culture that promotes ethical practices, encourages individual integrity and fulfills social responsibility. 2. Develop and recommend to the Board a long-term strategy and vision for the Company that leads to creation of shareholder value. 3. Develop and recommend to the Board annual busiess plans and budgets that support the Company's long term strategy. 4. Consistently strive to achieve the Company's strategic and operating plans and financial objectives.

4. Director Orientation and Continuing Education

a. Provide orientation for new directors.	The Board has adopted the following practices for orientation of directors designed to: 1. Provide each director with a baseline of knowledge about the company which will serve as a basis for informed decision-making. 2. Provide a program for each director to take into account his or her unique mix of shills, experience, education, knowledge and needs. Each nominee has access to the CEO and other management of the company to ensure understanding of the company's products, processes and risks. Each nominee is offered an opportunity to attended a Board meeting, prior to membership, in order to facilitate a discussion of qualifications, abilities and expectations.
b. Provide continuing education.	Gord, Jack and Paul are presidents of companies that currently

Chair, nominating candidates for election to the Board, appointing Committees and determining director compensation. The CEO is not a member of any committee of the Board.

f. Independence of the Chairman

The Chairman of the Board, John F. Senior (Jack) is independent of management. The Board decided the Company is best served with a Chairman that is not involved in management of the Company.

g. Board Attendance

The Board held four meeting this past fiscal year. Board member attendance is as follows:

John F. Senior – Chairman, Board of Directors, Audit Committee; 4 meetings.

Victor G. Walls – Board of Directors, Audit Committee;

4 meetings.

Gordon Sigurdson – Board of Directors, Audit Committee; 4 meetings.

Paul LeClerc – Nominee; Invited and attended most recent meeting.

Gary G. Calderwood – Board of Directors Secretary, CEO, President; 4 meetings.

2. Board Mandate

Inherent in the mandate of the Board is the responsibility to review the Company's strategic planning, risk management, succession planning (including appointing, training and monitoring senior management), shareholder communications and the integrity of the Company's internal control and management information systems. These matters are routinely dealt with by the Board throughout the year.

The mandate of the board of directors is to supervise the management of the business and affairs of the Company and to act with a view to the best interests of the Company. In fulfilling its mandate, the Board, among other matters, is responsible for:

- Reviewing and assessing the operations of the Company with a view to ensuring the best performance is achieved;
- Reviewing and approving major development activities of the Company including major acquisitions, investments and divestitures outside the ordinary course of business;
- Approving operating and capital budgets;
- Reviewing and assessing the performance of the senior management including the Chief Executive Officer and the Chief Financial Officer;
- Reviewing and approving prospects for additional senior management positions;
- Reviewing and approving the annual and quarterly financial statements of the Company;
- Reviewing and approving compensation of the Chief Executive Officer and other senior executives;
- Reviewing the Company's share compensation plan for employees, management and executives;
- Reviewing and approving any securities offerings; and
- Reviewing the internal control and management information systems of the Company.

On a regular basis, regardless of whether a meeting is scheduled, all directors receive information including reports from the Company's Chief Financial Officer containing an operations update, financial overview and other pertinent information, including a detailed review of the Company's actual operations in view of the future vision and direction. The President and Chief Executive Officer and the Chief Financial Officer ("Named Executive Officers") are regularly available for discussions with the directors concerning any questions or comments which may arise between meetings.

operate in the food equipment industry, therefore their knowledge of past and current risks and trends are extensive.

The Board has a philosophy of continuing education for directors designed to:

1. Support the Board members for professional development in exercising their duties.

2.Management provides updates on a regular basis to the board of the specific of the risks inherent to the companies products.

5. Ethical Business Conduct

a. Implement a code of business conduct and ethics.	Code of Conduct The Code is intended to focus the Board and each director on the duties and responsibilities of directors, provide guidance to directors to help them recognize and deal with ethical issues, provide mechanisms to report unethical conduct and help foster a culture of honesty and accountability. Each director must comply with the spirit of the Code which is intended to serve as a source of guiding principals: ▪ A Director's duty is owed first and foremost to the Company. This duty is grounded in basic principles of good faith, stewardship and accountability. ▪ A Director's role is one of stewardship. The Board is responsible for supervising the manage3ment of the Company. Directors monitor rather than actively manage the Company's business and affairs. ▪ Directors must act honestly and in good faith with a view to the best interests of the Company and must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances ▪ Directors must demonstrate high ethical standards and integrity in their personal and professional dealings, and be willing to act on, and remain accountable for, their boardroom decisions. Conflicts of Interest Board members have a paramount interest in promoting and preserving the interests of Perfect Fry Corporation. Directors should avoid any conflicts of interest between themselves and the Company. Any situation that involves, or may reasonable be inferred to involve, a conflict between a director's personal interests and the interests of the Company should be disclosed to the Board as to the nature and extent of such Director's interest. The particular interest disclosed to the Board will be discussed and a vote on any resolution will not include the vote of that Director as that Director is expected to absent themselves from that discussion. Normal course of business between directors and the company is permitted so long as the terms are consistent with transactions involving other customers

Confidentiality

Directors should maintain the confidentiality of information entrusted to them by the Company and any other confidential information about the Company that comes to them from whatever source, in their capacity as a director.

Compliance with Laws, Rules, and Regulations

Directors shall comply and oversee compliance by officers and employees with laws, rules and regulations applicable to the Company, including insider trading laws.

Encouraging the Reporting Of Any Illegal or Unethical Behaviour

Directors should promote ethical behaviour and take steps to ensure the Company: a) encourages employees to talk to supervisors, manager and other appropriate personnel when in doubt about the best course of action in a particular situation, b) encourage employees to report violations of laws, rules and regulations, c) inform that the Company will not allow retaliation for reports made in good faith.

Board Meetings

At Board Meetings, Directors are expected to participate in a meaningful way in all deliberations and decisions. Standards for meeting conduct include the following principles:

- Positive tone
- Pro-active
- Respectful and reflecting a degree of trust
- Open communication
- Honest and fair, ethical and with integrity
- Informed comments and opinions based on supportable facts.
- Team-oriented
- On topic
- Questions are relevant, respectful and challenging.

Informed Judgement

Directors are expected to provide wise, thoughtful counsel on a broad range of issues. A depth of knowledge of the Company's business must be developed in order to understand and question the assumptions upon which the strategic and business plans are based.

b. Steps the Board takes to exercise independent judgement.

At each meeting of the Board of directors, each director is asked to express any concerns and declare they are free of any conflicts of interest.

Individual directors may engage outside advisors regarding potential conflicts of interest.

c. Steps the Board takes to encourage ethical business conduct.

The directors and senior executives are required top annually disclose conflicts of interest and compliance with the Code of Conduct.

6. Nomination of Directors

a. Process by which the Board identifies new candidates for Board nomination.	The Board of Directors in discharge of its duties serves to nominate and recruit potential candidates for the Board. These candidates are identified and considered based on their knowledge, capabilities and interest. A list of candidates is maintained by the board and CEO on an ongoing basis.
b. Nominating committee and independence.	The Board of Directors performs the duties of a nominating committee. Most of the Directors are independent on the Board.
c. If the Board has a Nominating committee.	The Board does not have a nominating committee.

7. Compensation

a. Process by which the board determines the compensation for the directors and officers.	The Board does not have a separate compensation committee. The Board reviews the remuneration of the officers and management of the company on an annual basis compared to industry norms. The Board is not currently have a compensation package. The Directors are compensated for their travel costs for attendance at Board Meetings.

8. Other Board Committees

a. Other standing committees of the Board	The Board does not currently have any standing committees other than the Audit Committee. See Appendix A for Audit Committee Charter

9. Assessments

a. Process for assessing the effectiveness of the Board and individual directors.	Pursuant to its Mandate, the Board has the following practice in evaluating its effectiveness: Each year Board members will discuss their successes in working effectively with one another and identify opportunities to improve effectiveness of the Board and the member performance and contribution.

PERFECT FRY CORPORATION

Form of Proxy
Annual General Meeting of Shareholders
March 28, 2006

The undersigned shareholder of Perfect Fry Corporation (the "Corporation") appoints Gary G. Calderwood, President, or instead of him, Jack Senior, Chairman, as proxyholder of the undersigned, with full power of substitution, to attend, vote for and on behalf of the undersigned, at the Annual General Meeting of the shareholders (the "Meeting"), to be held on March 28, 2006, and at any adjournment, and on every ballot that may take place, with the same powers as if the undersigned were personally present at the Meeting, with authority to vote at the proxyholder's discretion, except as otherwise specified below.

Without limiting the general powers conferred, the undersigned directs the proxyholder to vote the shares in the following manner:

1. To fix the number of directors at four.

   FOR ______________ AGAINST ______________

2. To elect directors

   FOR ______________ WITHHOLD FROM VOTING ______________

3. To appoint of Dart Bryant, Chartered Accountants, as auditors and to authorize the directors to fix their remuneration

   FOR ______________ WITHHOLD FROM VOTING ______________

4. At the discretion of the proxyholder, upon any amendments of the above matters or any other matter that may be properly brought before the Meeting or any adjournment , in the proxyholder's sole judgment, may determine.

THIS INSTRUMENT OF PROXY IS SOLICITED ON BEHALF OF MANAGEMENT. THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED AS DIRECTED, OR IF NO DIRECTION IS GIVEN, WILL BE VOTED IN FAVOUR OF THE RESOLUTIONS. EACH SHAREHOLDER HAS THE RIGHT TO APPOINT A PROXYHOLDER, OTHER THAN THE PERSONS DESIGNATED ABOVE, WHO NEED NOT BE A SHAREHOLDER, TO ATTEND AND TO ACT ON HIS BEHALF AT THE MEETING. TO EXERCISE SUCH RIGHT, THE NAMES OF THE NOMINEES OF MANAGEMENT SHOULD BE CROSSED OUT AND THE NAME OF THE SHAREHOLDER'S APPOINTEE SHOULD BE PRINTED IN THE BLANK SPACE PROVIDED.

The undersigned revokes any proxies previously given.

DATED this ____________day of _______________, 2006.

____
(Signature of Shareholder)

____
Name of Shareholder (PLEASE PRINT)

____
(Number of Shares Voted)

Notes:

1. If the shareholder is a corporation, its corporate seal must be affixed or it must be signed by an officer or attorney who is authorized.
2. This form of proxy must be dated and the signature should be exactly the same as the name in which the shares are registered.
3. Persons signing as executors, administrators, trustees, should indicate and give their full title.
4. This proxy will not be valid and will not be voted unless, it is completed as outlined and delivered to Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 not less than 48 hours (excluding Saturdays, Sundays, and holidays) before the time set for the Meeting or any adjournment.
5. A proxy is valid only at the meeting in respect of which it is given or any adjournment, however, that the Chairman of the Meeting may in his discretion accept proxies received after this time up to and including the time of the Meeting or any adjournment.

82-1609

PERFECT FRY CORPORATION

Form of Proxy
Annual General Meeting of Shareholders
March 28, 2006

The undersigned shareholder of Perfect Fry Corporation (the "Corporation") appoints Gary G. Calderwood, President, or instead of him, Jack Senior, Chairman, as proxyholder of the undersigned, with full power of substitution, to attend, vote for and on behalf of the undersigned, at the Annual General Meeting of the shareholders (the "Meeting"), to be held on March 28, 2006, and at any adjournment, and on every ballot that may take place, with the same powers as if the undersigned were personally present at the Meeting, with authority to vote at the proxyholder's discretion, except as otherwise specified below.

Without limiting the general powers conferred, the undersigned directs the proxyholder to vote the shares in the following manner:

1. To fix the number of directors at five.

   FOR ______________ AGAINST ______________

2. To elect directors

   FOR ______________ WITHHOLD FROM VOTING ______________

3. To appoint of Dart Bryant, Chartered Accountants, as auditors and to authorize the directors to fix their remuneration

   FOR ______________ WITHHOLD FROM VOTING ______________

4. At the discretion of the proxyholder, upon any amendments of the above matters or any other matter that may be properly brought before the Meeting or any adjournment , in the proxyholder's sole judgment, may determine.

THIS INSTRUMENT OF PROXY IS SOLICITED ON BEHALF OF MANAGEMENT. THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED AS DIRECTED, OR IF NO DIRECTION IS GIVEN, WILL BE VOTED IN FAVOUR OF THE RESOLUTIONS. EACH SHAREHOLDER HAS THE RIGHT TO APPOINT A PROXYHOLDER, OTHER THAN THE PERSONS DESIGNATED ABOVE, WHO NEED NOT BE A SHAREHOLDER, TO ATTEND AND TO ACT ON HIS BEHALF AT THE MEETING. TO EXERCISE SUCH RIGHT, THE NAMES OF THE NOMINEES OF MANAGEMENT SHOULD BE CROSSED OUT AND THE NAME OF THE SHAREHOLDER'S APPOINTEE SHOULD BE PRINTED IN THE BLANK SPACE PROVIDED.

The undersigned revokes any proxies previously given.

DATED this ____________day of _______________, 2006.

____
(Signature of Shareholder)

____
Name of Shareholder (PLEASE PRINT)

____
(Number of Shares Voted)

Notes:

1. If the shareholder is a corporation, its corporate seal must be affixed or it must be signed by an officer or attorney who is authorized.
2. This form of proxy must be dated and the signature should be exactly the same as the name in which the shares are registered.
3. Persons signing as executors, administrators, trustees, should indicate and give their full title.
4. This proxy will not be valid and will not be voted unless, it is completed as outlined and delivered to Global Corporate Compliance Inc, 310, 441-5th Avenue S.W., Calgary Alberta, T2P 2V1 not less than 48 hours (excluding Saturdays, Sundays, and holidays) before the time set for the Meeting or any adjournment.
5. A proxy is valid only at the meeting in respect of which it is given or any adjournment, however, that the Chairman of the Meeting may in his discretion accept proxies received after this time up to and including the time of the Meeting or any adjournment.

PERFECT FRY CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED OCTOBER 31, 2005 and 2004

MANAGEMENT'S REPORT TO THE SHAREHOLDERS

The accompanying consolidated financial statements and all information in the Annual Report are the responsibility of management. The consolidated financial statements have been prepared by management in accordance with the accounting policies in the notes to the consolidated financial statements. In the opinion of management, the consolidated financial statements have been prepared within acceptable limits of materiality and are in accordance with Canadian generally accepted accounting principles appropriate in the circumstances. The financial information elsewhere in the Annual Report has been reviewed to ensure consistency with that in the consolidated financial statements.

Management maintains appropriate systems of internal control. Policies and procedures are designed to give reasonable assurance that transactions are properly authorized, assets are safeguarded and financial records properly maintained to provide reliable information for the preparation of consolidated financial statements.

The consolidated financial statements have been further examined by the Board of Directors and by its audit committee which meets regularly with the auditors and management to review the activities of each. The audit committee, which is comprised of three independent directors, reports to the Board of Directors.

Dart Bryant, an independent firm of chartered accountants, has been engaged to audit the consolidated financial statements in accordance with Canadian generally accepted auditing standards and provide an independent auditors' opinion.

Gary G. Calderwood
President and Chief Executive Officer

Darlene Cowper
Chief Financial Officer

PERFECT FRY CORPORATION
CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED OCTOBER 31, 2005 and 2004

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Perfect Fry Corporation as at October 31, 2005 and 2004 and the consolidated statements of operations and retained earnings and cash flows for each of the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion these consolidated financial statements present fairly in all material respects, the financial position of the Company as at October 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years then ended in accordance with Canadian generally accepted accounting principles.

Dart Bryant Chartered Accountants

Calgary, Canada
February 6, 2006

PERFECT FRY CORPORATION
CONSOLIDATED BALANCE SHEETS
OCTOBER 31, 2005 AND 2004

ASSETS

	2005 $	2004 $
CURRENT ASSETS		
Cash and cash equivalents	-	2,888
Accounts receivable	747,300	852,589
Inventories (Note 2)	923,423	737,503
Prepaid expenses	10,111	16,748
	1,680,834	1,609,728
PROPERTY, PLANT AND EQUIPMENT (Note 3)	1,384,994	1,415,206
DEFERRED PRODUCT DEVELOPMENT COSTS (Note 4)	1,217,282	977,104
	4,283,110	4,002,038

LIABILITIES AND SHAREHOLDERS' EQUITY

	2005 $	2004 $
CURRENT LIABILITIES		
Bank indebtedness (Note 5)	71,373	-
Accounts payable and accrued liabilities	248,601	270,127
Current portion of long term debt (Note 6)	28,924	27,194
	348,898	297,321
LONG TERM DEBT (Note 6)	709,426	740,666
SHAREHOLDERS' EQUITY		
Share capital (Note 7)	1,413,546	1,461,471
Retained earnings	1,811,240	1,502,580
	3,224,786	2,964,051
	4,283,110	4,002,038

Subsequent Event (Note 7)
Commitment (Note 8)

ON BEHALF OF THE BOARD:

Director

Director

PLEASE SEE NOTES

PERFECT FRY CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
YEARS ENDED OCTOBER 31, 2005 AND 2004

	2005 $	2004 $
REVENUE (Note 9)	3,851,217	3,440,898
EXPENSES		
Cost of Goods, Selling and Administration	3,367,981	2,934,310
Interest		
Long term debt	37,733	37,732
Other	21,623	16,885
Amortization		
Property, plant and equipment	92,915	100,643
Deferred product development costs	28,839	6,881
Foreign exchange gain	(39,649)	(9,499)
Total expenses	3,509,442	3,086,952
NET EARNINGS	341,775	353,946
RETAINED EARNINGS, beginning of year	1,502,580	1,148,634
Premium on acquisition of common shares (Note 7)	(33,115)	-
RETAINED EARNINGS, end of year	1,811,240	1,502,580
EARNINGS PER SHARE (Basic and Diluted – Note 7)	0.04	0.04

PLEASE SEE NOTES

PERFECT FRY CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED OCTOBER 31, 2005 AND 2004

	2005 $	2004 $
CASH PROVIDED BY (USED IN):		
OPERATIONS		
Net earnings	341,775	353,946
Items not affecting cash		
Amortization of property, plant and equipment	92,915	100,643
Amortization of deferred product development costs	28,839	6,881
	463,529	461,470
Changes in non-cash working capital		
Accounts receivable	105,289	(145,486)
Inventory	(185,920)	100,200
Prepaid expenses	6,637	(4,897)
Accounts payable and accrued liabilities	(21,526)	(30,493)
	(95,520)	(80,676)
	368,009	380,794
INVESTING		
Additions to property, plant and equipment	(62,704)	(207,933)
Additions to deferred product development costs	(269,016)	(180,427)
	(331,720)	(388,360)
FINANCING		
Repayment of long term debt	(29,510)	(25,197)
Acquisition of common shares (Note 7)	(81,040)	-
	(110,550)	(25,197)
DECREASE IN CASH	(74,261)	(32,763)
CASH beginning of year	2,888	35,651
CASH end of year	(71,373)	2,888
Cash Consists of:		
Cash and cash equivalents	-	2,888
Bank indebtedness	(71,373)	-
	(71,373)	2,888
Note:		
Interest paid	59,356	54,617
Income taxes paid	-	-

PLEASE SEE NOTES

PERFECT FRY CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED OCTOBER 31, 2005 AND 2004

1. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's consolidated financial statements reflect the ongoing operations of Perfect Fry Corporation, which performs management duties, Perfect Fry Company Ltd., which manufactures deep-fryers for the food equipment industry and Perfect Fry Holdings Ltd. which owns the land and building out of which the Company operates.

Cash and Cash Equivalents

Cash and cash equivalents are comprised of cash and short term market investments with original maturities less than three months.

Inventories

Inventories are recorded at the lower of cost and net realizable value. Cost is determined using the weighted average method and includes material, direct labour and overhead.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Amortization is provided as follows:

Building	4% declining balance method
Office and equipment	20% to 30% declining balance method

The Company reviews property, plant and equipment for impairment on an annual basis or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Deferred Product Development Costs

Product development costs are expensed to operations unless they meet specific criteria related to technical, market and financial feasibility, in which case they are deferred and amortized on a straight-line basis over ten years or over estimated units of sale. Research costs are expensed as incurred.

The Company reviews deferred product development costs for impairment on an annual basis or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Income Taxes

The Company utilizes the liability method of tax allocation for accounting for income taxes. Under the liability method of tax allocation, future tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities, and are measured using the substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Earnings Per Share

Basic and diluted earnings per share are calculated using the weighted average number of common shares outstanding during the year.

Measurement Uncertainty

The accounting process requires that management make, and periodically review, a number of estimates including the following more significant assessments of the:

- -net realizable value of accounts receivables and inventories;
- -net recoverable value of property, plant and equipment and deferred product development costs;
- -economic useful life of long lived assets for purposes of calculating amortization; and
- -realization of future tax assets.

Actual results may differ from these estimates.

PERFECT FRY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)
YEARS ENDED OCTOBER 31, 2005 AND 2004

1. SIGNIFICANT ACCOUNTING POLICIES (CONTD.)

<u>Stock-based Compensation</u>

The Company had one compensation plan in 2004 as described in Note 7.

<u>Foreign Exchange</u>

Foreign currency transactions are translated into Canadian dollars using the average rate for the month in which the transaction occurred. Balance Sheet monetary items are translated at the rate at the balance sheet date. All translation gains and losses are included in the determination of net earnings.

<u>Basis of Revenue Recognition</u>

Revenue is derived from the sale and service of the Company's patented counter-top deep fryers, filters, parts and accessories. Sales are recorded on ship date, and are made to approved distributors under terms of FOB factory, with payment terms ranging from 1 month to 24 months. Service revenue is recorded at the time the service is provided. We provide for estimated warranty costs. Additional revenue is derived from the rental of excess building capacity and is categorized as other income (see Note 9).

<u>Changes in Accounting Policies</u>

New Accounting Standards Adopted

Effective November 1, 2004 the company adopted CICA handbook Section: AcG-15, Consolidation of Variable Interest Entities. The Company has determined there is no effect to the current or prior years due to the implementation of this section.

Effective November 1, 2003 the company adopted CICA handbook Sections: 1100, Generally Accepted Accounting Principles, 1400, General Standards of Financial Presentation, 3110, Asset Retirement Obligations, 3870, Stock-Based Compensation and Other Stock-Based Payments and EIC-141, Revenue Recognition. The Company has determined there is no effect to the current or prior years due to the implementation of any of these sections.

New Accounting Standards Not Yet Adopted

Effective November 1, 2005 the company adopted the new CICA Handbook Section: 3831, Non-Monetary Transactions. The company has determined there will be no current effect in implementing this standard.

Effective November 1, 2006 the company will adopt the new CICA handbook Sections: 1530, Comprehensive Income, 3251, Equity, 3855 Financial Instruments - Recognition and Measurement and 3865, Hedges and all the related consequential amendments. The Company is presently evaluating the impact of these new standards.

<u>Comparative Amounts</u>

Certain of the comparative amounts have been reclassified to conform with the current year presentation.

PERFECT FRY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)
YEARS ENDED OCTOBER 31, 2005 AND 2004

2. INVENTORIES

	October 31, 2005 $	October 31, 2004 $
Finished goods	370,772	296,792
Work in progress	47,124	20,128
Parts	505,527	420,583
	923,423	737,503

3. PROPERTY, PLANT AND EQUIPMENT

October 31, 2005	Cost $	Accumulated Amortization $	Net Book Value $
Land	400,000	-	400,000
Building	837,008	75,378	761,630
Office and equipment	673,767	450,403	223,364
	1,910,775	525,781	1,384,994

October 31, 2004	Cost $	Accumulated Amortization $	Net Book Value $
Land	400,000	-	400,000
Building	820,630	43,984	776,646
Office and equipment	627,442	388,882	238,560
	1,848,072	432,866	1,415,206

4. DEFERRED PRODUCT DEVELOPMENT COSTS

	October 31, 2005 $	October 31, 2004 $
Deferred product development costs	2,320,252	2,051,235
Accumulated amortization	(1,102,970)	(1,074,131)
	1,217,282	977,104

PERFECT FRY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)
YEARS ENDED OCTOBER 31, 2005 AND 2004

5. BANK INDEBTEDNESS

The Company has access to a bank operating credit facility of $1,000,000 (2004 - $600,000). Advances under this facility bear interest at prime plus .50% per annum and are secured by the operating assets of the business.

6. LONG TERM DEBT

The mortgage payable is to the Community Credit Union and is amortized over a 20 year term. It is repayable in monthly amounts of $5,236 (2004 - $5,070) which includes interest at 4.85% (2004 - 4.43%). Subsequent to year end, the mortgage was renewed for a five year term, maturing February, 2011 and is repayable in monthly amounts of $5,636 which includes interest at 5.89%. The mortgage is secured by the land and building (Note 3), an assignment of rents, a general security agreement over specific assets and an assignment of insurance.

	October 31, 2005 $	October 31, 2004 $
Mortgage payable	738,350	767,860
Current portion	(28,924)	(27,194)
Long term debt	709,426	740,666

Principal repayments on the mortgage are as follows assuming future renewals at current rates:

	$
2006	28,924
2007	30,231
2008	31,598
2009	33,027
2010	34,520
2011 and thereafter	580,050
	738,350

PERFECT FRY CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)
YEARS ENDED OCTOBER 31, 2005 AND 2004

7. SHARE CAPITAL

Authorized

Unlimited number of preferred and common shares.

Issued Common Shares

	2005	2005	2004	2004
Issued and outstanding at beginning of year	9,788,656	$1,461,471	9,788,656	$1,461,471
Acquired and cancelled	(319,500)	(47,925)	-	-
Issued and outstanding at end of year	9,469,156	$1,413,546	9,788,656	$1,461,471

Earnings per share

Options to purchase 370,000 common shares were outstanding during the year ended October 31, 2004 but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares. All outstanding options expired during the third quarter of 2004.

	Income (numerator)		*Shares (denominator)*		*Per share amount*	
For the year ended October 31	**2005**	**2004**	**2005**	**2004**	**2005**	**2004**
Basic earnings per share	341,775	353,946	9,582,071	9,788,656	$0.04	$0.04
Diluted earnings per share	341,775	353,946	9,582,071	9,788,656	$0.04	$0.04

Options

Under the stock option plan of the Company which expired in 2004, options were able to be granted at management's discretion, to directors, officers and employees, with the approval of the board of directors being required for the purchase of common shares. The following table depicts the changes in options in the years presented. There were no options outstanding at the year end.

Options	**Options Issued and Outstanding**		**Weighted Average Exercise Price**	
	2005	**2004**	**2005**	**2004**
Outstanding at beginning of year	-	370,000	-	$0.30
Options forfeited	-	370,000	-	$0.30
Outstanding at end of year	-	-	-	-

Normal Course Issuer Bid

Under the terms of a normal course issuer bid commenced on July 1, 2004, the Company acquired 319,500 shares at a total net cost of $81,040 prior to the termination of the contract on June 30, 2005. The excess of total net cost of the shares acquired over their historical cost being, $33,115, has been charged to retained earnings.

Subsequent to the year end, the Company commenced a normal course issuer bid on January 1, 2006, allowing it to purchase up to 473,458 common shares (5% of all common shares issued) for cancellation until its termination on December 31, 2006 or such earlier time as the bid is complete. At the time of writing, no shares have been acquired under this contract.

PERFECT FRY CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)
YEARS ENDED OCTOBER 31, 2005 and 2004

8. COMMITMENT

The Company has an office equipment lease requiring payments of $458 per month until December 2009.

9. REVENUE

The Company's operations are conducted in one business segment, however the products and services are sold in a number of very different geographic markets. A summary of the Company's revenue by geographic area follows:

Revenue for the years ended October 31	2005 $	2004 $
USA	$2,565,744	$2,248,646
Canada	830,809	707,654
International	401,550	434,454
	3,798,103	3,390,754
Other income	53,114	50,144
	$3,851,217	$3,440,898

During the years ended October 31, 2005 and 2004, no customer accounted for more than 10% of the Corporation's revenue other than as disclosed in Note 11.

10. FINANCIAL INSTRUMENTS

Financial instruments of the Company include cash and cash equivalents, accounts receivable, forward exchange contract (from time to time), accounts payable, accrued liabilities and long term debt.

Fair Values - The fair values of current financial instruments are estimated to approximate their carrying values due to their short term maturities. The fair values of non current financial instruments are estimated using discounted cash flow analysis based on the Company's current borrowing rates. There is no material difference between the carrying value and the fair value for long term accounts receivable or long term debt.

Credit Risk - All credit risk is within the food service industry and is spread among many customers in many countries. The Company performs ongoing credit evaluations of the customers and maintains allowances for potential credit losses which, when realized, have been within the range of management expectation.

Foreign Exchange Risk - The Company earns a significant portion (68% in Fiscal 2005, 66% in Fiscal 2004) of its operating revenues in US dollars and as such, variations in exchange rates effect the Company's operating and financial results. The Company mitigates these risks utilizing foreign exchange contracts (not considered hedges).

Interest Rate Risk - The Company has interest bearing loans on which general interest rate fluctuations apply.

11. RELATED PARTY TRANSACTIONS

Certain directors are also distributors. Revenue arising from transactions with these distributors was $436,743 for the year ended October 31, 2005 (2004 - $323,154). Amounts due from these distributors, which has arisen from the sale of product referred to above, was $34,765 and $79,160 at October 31, 2005 and 2004 respectively. All sales to these directors/distributors are in the normal course of operations, measured at the exchange amount and are subject to normal sales terms.

PERFECT FRY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)
YEARS ENDED OCTOBER 31, 2005 and 2004

12. INCOME TAXES

The provision for income taxes differs from that which would be expected by applying statutory rates. A reconciliation of the differences is as follows:

	2005 $	2004 $
Net earnings	341,775	353,946
Combined Federal and Provincial income tax rate	33.62%	33.75%
Computed income tax provision	114,905	119,457
Increase (decrease) resulting from		
Change in valuation allowance (including rate changes but excluding ITC's)	(118,901)	(121,832)
Non-deductible amortization and expenses	3,996	4,375
Net provision for income taxes	-	-

The Company has operating losses for income tax purposes which may be carried forward to reduce taxable income in future years. The Company also qualifies for ITC's (investment tax credits) on eligible expenditures on account of scientific research and experimental development. The Company has not recorded the benefit of ITC's, as in the Company's judgement, the Company does not have reasonable assurance that the Company will realize the ITC's. The losses and ITC's expire as follows:

	2005	
	Operating Losses $	ITC's $
2006		2,000
2007		14,000
2008		59,000
2009	7,000	26,000
2010	2,000	
2012		28,000
2013		43,000
2014		50,000
2015		65,000
	9,000	287,000

Significant components of the Company's future tax assets as of October 31, 2005 at 33.62% and 2004 at 33.75% are as follows:

	2005 $	2004 $
Operating losses carried forward	3,000	13,000
Tax values of assets in excess of accounting values	296,000	405,000
Capital losses carried forward	144,000	144,000
Total future tax assets	443,000	562,000
Valuation allowance	(443,000)	(562,000)
Net future tax assets	-	-
Investment tax credits not recorded	287,000	222,000

82-7609

RECEIVED
2006 MAR 22 P 1:07
OFFICE OF INTERNATIONAL CORPORATE FINANCE

MANAGEMENT DISCUSSION & ANALYSIS

1 Date

February 6, 2006

2 Overall Performance

	2005	2004	2003	2002	2001
Current Assets	$1,680,834	$1,609,728	$1,573,787	$1,681,254	$1,684,928
Long Term Receivable	0	0	18,521	0	0
Property Plant & Equip	$1,384,994	1,415,206	1,307,917	155,010	155,088
Patents & Processes	$1,217,282	977,104	803,558	676,549	682,679
Total Assets	$4,283,110	4,002,038	3,703,783	2,512,813	2,522,695
Current Liabilities	$348,898	297,321	327,855	227,026	603,694
Long Term Liabilities	$709,426	740,666	765,823	0	0
Shareholder Equity	$3,224,786	2,964,051	2,610,105	2,285,787	1,919,001
Total Liabilities & Equity	$4,283,110	4,002,038	3,703,783	2,512,813	2,522,695

Founded in 1985, Perfect Fry manufactures and markets state-of-the-art counter-top commercial deep-fryers and merchandisers for the food equipment industry. Perfect Fry's markets now extend around the world and across the fast-food spectrum, specializing in popular, tasty, deep-fried foods at snack bars, food kiosks, sport and recreation facilities, concession stands and convenience stores.

Our primary product, the Perfect Fryer, is highly efficient, odorless, compact and requires no external ventilation systems. The fryer incorporates built-in odorless air filtration and UL listed fire prevention systems, both of which were designed by Perfect Fry. These systems lead the industry in effectiveness and quality.

The food equipment industry has been relatively stable in its regulations regarding ventilation since 1996. The industry is moving towards new and upgraded electronic and communication technologies; we are aware of these protocols and have implemented design changes for the long term future. Perfect Fry has designed and controlled its own electronic advancements, enabling us to quickly meet the industry's ongoing requirements.


PERFECT
FRY
COMPANY

The Company's investment in development continues to generate improvements that advance Perfect Fry's reputation for leadership, product quality and product variety. The company has expended a further $269,016 for a total net amortized value of $1,217,282 in Deferred Product Development Costs relating to the ongoing research and development activities.

A direct result of the past five years, has been the development of the new PFA **RapidFry™**, recently introduced at the NRA Show (National Restaurant Association of the USA) in May 2005. The PFA **RapidFry™** is the first odorless, ventless and automated counter-top deep frying system with robotic entry and delivery of food product. This fully-enclosed deep frying system is capable of producing up to 100 pounds of fries in a single hour while it amazingly requires only 17 linear inches of counter-space. The PFA **RapidFry™** boasts up to 7200 watts of power, the most of any countertop ventless single basket deep fryer, while it's

MANAGEMENT DISCUSSION & ANALYSIS (CONTD.)

fully-automated, front-loading, front-dispensing design makes it the most compact deep fryer of its kind.


PERFECT FRY COMPANY

The PFA **RapidFry™** design is based on a patented design which Perfect Fry introduced back in the early 1990's. The PFA **RapidFry™** has more oil for better hold temperatures, more power to recover oil temperature, significant advancements in electronic capabilities and options for easier and more effective use of the equipment. The PFA **RapidFry™** gives all of these advantages along with many of the signature features of the PFC line including odorless technology, built-in fire suppression and advanced electronics.

As recognition of Perfect Fry's commitment to innovation and superior development activities, the Company is proud to receive the Kitchen Innovation Award for 2006 (www.restaurant.org/show/exhibitorlist/ki/index.cfm) presented by the NRA. This award is judged by a panel of industry leaders (www.restaurant.org/show/exhibitorlist/ki/ki_panel.cfm) who, without, compensation lend authenticity and depth to the value of the award.

The ability to create the new PFA **RapidFry™** was made possible by the upgraded fire suppression system developed previously, which is another tangible result of the Company's development activities. This fire suppression system is now UL (Underwriters Laboratories) registered, giving the system unquestioned acceptance in all North American jurisdictions. All Perfect Fry equipment carries the CE (European Certification) and NSF (National Sanitation Foundation) listing marks for worldwide sales efforts. One of the efforts this past year included working with the Florida State Fire Safety Board. The company expended $38,000 plus personnel time and travel for a registration mark, which included attending a board meeting of the state and to receive approval to sell in the state. As a result, the State will also amend their regulations and policies for the future.

While these investments are long-term we believe they are essential to enhancing the intrinsic value of the Company. In addition to innovations in current products, we continue to develop new and complementary products and accessories to further diversify and grow our markets and revenue.



Perfect Fry continues to operate with measured stability, building a strong foundation by steadily investing in all aspects of the company, including physical plant infrastructure, research and development, expanding product lines, international markets and internal processes and technology. Perfect Fry has not discontinued any part of its ongoing operations, nor do we have any major acquisitions planned in the future. Perfect Fry operates as a single reportable operating segment, as these terms are used in the CICA handbook.

MANAGEMENT DISCUSSION & ANALYSIS (CONTD.)

3 Selected Annual Information

	2005	2004	2003	2002	2001
Revenue USA	$2,565,744	$2,248,646	$2,270,466	$2,328,528	$1,499,615
Revenue Canada	830,809	707,654	535,033	761,831	638,493
Revenue International	401,550	434,454	797,325	479,586	322,325
Other Income	53,114	50,144	90,354	16,003	0
Total Revenue	3,851,217	3,440,898	3,693,178	3,585,948	2,460,433
Net Earnings (Loss)	341,775	353,946	324,318	366,786	(237,234)
Per Share	.04	.04	.03	.04	(.02)
Total Assets	4,283,110	4,002,038	3,703,783	2,512,813	2,522,695
Long Term Liabilities	709,426	740,666	765,823	0	0

The financial data in this MD&A has been prepared in accordance with Canadian Generally Accepted Accounting Principles and are presented in Canadian dollars.

4 Results of Operations

Perfect Fry has recorded its highest Gross Revenue in the company's history this year with sales of $3,851,217. The USA showed an increase of $317,098, Canada showed an increase of $123,149 and International was down slightly by $32,904. Unfortunately the company experienced a reduced US Dollar exchange rate from 1.314 to 1.218. This lower average exchange rate reduced potential revenue by $212,000 in 2005. The company is active in the management of the exchange rate through foreign exchange contracts which resulted in foreign exchange gain of $39,649.

Perfect Fry's results of operations have remained stable over the past four years with sales in the area of $3.5 million per year and net income of about 10% of revenue. Perfect Fry continues to use tax pools carried forward from previous years and is therefore not in a tax payable situation.

The Company commits to forward buying patterns when this appears to be advantageous. The forward purchase of steel over two years ago has ended resulting in higher steel costs for 2005. This increase in cost of inputs including steel and labor along with the lower exchange rate had a negative 4% result in revenue over cost of goods during the year. We are making plans to review our pricing and discount strategy as well as look harder at cost reductions on our inputs. As the Canadian dollar rises in value on international markets we are looking elsewhere to find lower cost of inputs.

Selling costs including advertising and promotional efforts increased 23% compared to 2004 mainly due to the expenditure relating to our first ever distributor meeting. The Company expects that this meeting will be held on a biannual or triennial basis. Travel was the other expenditure which had increased due to additional cost and frequency, both in the United States and internationally.

General and administrative costs have remained constant, compared to 2004. Warranty costs again showed a decline from 0.59% in 2003 to 0.51% in 2004 and 0.40% in 2005 as a percentage of equipment and parts sales. Our design and quality control efforts continue to show positive long term results.

Perfect Fry is experiencing significantly lower net cost of occupancy compared to prior years, due entirely to the new building. The cost of rent, taxes, operating costs and interest on the mortgage net of rental revenue declined from $76,737 in 2001 to $33,182 in 2005.

After indicating such a good result in credit risk management last year the Company has experienced a more significant year in bad debts in 2005. Whereas our normal bad debts were in the range of a few thousand dollars, this years experience was closer to $33,000 as we had a couple of distributors who went bankrupt during the year. We continue to work diligently on credit risk, but sometimes there are unfortunate circumstances.

MANAGEMENT DISCUSSION & ANALYSIS (CONTD.)

5 Quarterly Results

($ in 000's – except per share amounts)

	2005				2004				2003			
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Total Revenue	1094	1068	1084	605	1024	696	754	967	876	887	1196	734
Net Earnings (Loss)	120	171	106	(56)	235	5	40	74	129	36	152	7
Per Share	.01	.02	.01	0	.03	0	0	.01	.01	0	.02	0

Our overall sales strategy continues to focus on specialty distributors in the food equipment industry. This allows Perfect Fry to develop long term quality relationships. The risk is that the company relies on the efforts of these distributors to perform.

Competition in the marketplace has changed. A new competitor entered the US marketplace in February of 2004, which contributed to lower Perfect Fry revenue in the 2nd and 3rd quarters of 2004. We regained our momentum in the 4th quarter of 2004, and after a slower 1st quarter of 2005, the company experienced three consecutive strong quarters to complete 2005. This is the first time that the company has recorded three consecutive quarters, each having revenue of more than a million dollars.

Exchange rate fluctuation is an ongoing concern for the Company as a significant portion of revenue is earned in US dollars. Perfect Fry will continue to sell in US dollars to keep our distributor relationships strong. Perfect Fry has alleviated all cross-border stress for our distributors by removing barriers such as customs reporting, freight concerns and currency transactions. The Company feels strongly that the administrative cost of removing these barriers is easily offset by the efficiencies enjoyed by our distributors.

6 Liquidity

	Payments Due by Period				
Contractual Obligations	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Long Term Debt	$738,350	$28,924	$94,856	$70,601	$543,669
Operating Lease	22,900	4,122	16,488	2,290	

The Company is able to supply cash requirements for future needs on a regular basis from operations. Our production schedule continues to steadily gain efficiencies through all periods of the year and inventory levels do rise and fall as a normal course of business.

Fluctuations in liquidity occur throughout the year as sales in the summer and winter months are generally lower than the spring and fall. Given potential sales growth, working capital fluctuations would be provided by operating loans of up to $1,000,000 from bank financing. During normal company operations, working capital deficiencies have been supplied by bank financing. Only $349,000 of the operating loan has been used in the past 2 years.

The company showed a bank indebtedness of $348,549 in the third quarter which is primarily the result of investing in more inventories to launch the new PFA RapidFry™ automated fryer product line. The inventory increased by $386,468 in the third quarter, compared to the last annual report, and has since reduced from there down by $200,548 to close out the year at a total of $923,423. Part of this reduction in the last quarter is due to the better than expected orders of the PFA RapidFry™. The company expects that the inventory levels in the future will average at $1.1 to $1.2 million which are expected to be funded by operating cash flows.

The net working capital, defined as current assets less current liabilities, increased $19,529 from

MANAGEMENT DISCUSSION & ANALYSIS (CONTD.)

$1,312,407 (in 2004) to $1,331,936 (in 2005). This is an increase of 1.5% over last year. The company expects that investing activities in deferred product development costs will reduce during the coming year. Financing activities of common share acquisitions will only occur on a discretionary basis given positive cash position.

There are no restrictions in the movement of financial resources between the parent company and its' subsidiaries.

The Company does not have any defaults and is not in arrears of any accounts, nor does it have any large purchase obligations either outstanding or planned.

7 Capital Resources

The Company has no future plans for significant capital expenditures. The building which now houses the Company has sufficient space for growth.

The Company uses ongoing cash flows to support research and development activities. There are currently no long term obligations or outstanding agreements to fulfill except for the building mortgage. The company has no current plans to renovate or expand the building. Our research and development expenditures are solely for our own future vision and can be expanded or downsized depending on finances. The company expects that development expenditures will be lower in the near future as we consolidate our current product position.



8 Off-Balance Sheet Arrangements

The Company carries on the normal basis of business through purchase orders that in some cases will extend beyond the coming year. These purchase orders are not contracts with strict time frames. We can take price advantage of larger purchase quantities without locking in exact times of delivery. This gives us flexibility in working out financial requirements and longer term inventory levels. In the event of some unforeseen difficulty the Company could cancel these orders without financial consequences.

Because Perfect Fry earns a significant portion of its operating revenues in US dollars, variation in exchange rates affect the Company's operating and financial results. In May 2005, the Company entered into an option dated foreign exchange contract to sell $500,000 US dollars over a one-year term at a rate of 1.2553 CDN/USD. This was completed at year end. The Company has and will continue to develop an ongoing strategy to reduce future exchange risks.

9 Transactions with Related Parties

The Company's consolidated financial statements reflect the ongoing operations of Perfect Fry Corporation, which performs management duties, Perfect Fry Company Ltd., which manufactures deep-fryers for the food equipment industry, and Perfect Fry Holdings Ltd. which owns the land and building out of which the Company operates.

Certain directors are also distributors. All sales to these directors/distributors are at normal sales terms. No other related parties exist apart from the directors/distributors.

MANAGEMENT DISCUSSION & ANALYSIS (CONTD.)

10 Fourth Quarter Results

The Company recorded its third straight quarter of sales in excess of one million dollars. This year is the first time in the company's history to record three straight quarters of more than one million dollars per quarter.



The most notable activity of the fourth quarter was the occurrence of the Company's first distributor meeting. This meeting, after planning and preparation for more than eighteen months, presented the Company in excellent light. The distributors were very pleased to experience the meeting and gain a more in-depth knowledge of the Company's philosophy on design, manufacture and quality control. The general comment was that they had never attended a better, more profitable distributor meeting.

11 Proposed Transactions

The Perfect Fry Corporation Board of Directors concluded a normal course issuer bid (NCIB), which commenced July 1, 2004 and expired June 30, 2005. During this first NCIB the Company purchased for cancellation 319,500 shares at prices between $0.18 and $0.29 per share. Starting January 1, 2006 and ending December 31, 2006, the Company has initiated another NCIB, planning to purchase for cancellation up to a maximum of 473,458 or 5% of the outstanding stock. This program allows the Company to purchase common shares in the normal course when the Company estimates that the common shares are undervalued by the Market. The shares purchased will be made through the facilities of the TSX Venture Exchange in accordance with its policy on normal course issuer bids.

12 Critical Accounting Estimates

The accounting process requires that management make, and periodically review, a number of estimates including the following more significant assessments of the:
-net realizable value of accounts receivables and inventories;
-net recoverable value of property, plant and equipment and deferred product development costs;
-economic useful life of long lived assets for purposes of calculating amortization; and
-realization of future tax assets.
Actual results may differ from these estimates.

13 Changes in Accounting Policies

New Accounting Standards Adopted

Effective November 1, 2004 the company adopted CICA handbook Sections AcG-15, Consolidation of Variable Interest Entities. The Company has determined there is no effect to the current or prior years due to the implementation of this section.

MANAGEMENT DISCUSSION & ANALYSIS (CONTD.)

Effective November 1, 2003 the company adopted CICA handbook Sections: 1100, Generally Accepted Accounting Principles, 1400, General Standards of Financial Presentation, 3110, Asset Retirement Obligations, 3870, Stock-Based Compensation and Other Stock-Based Payments and EIC-141, Revenue Recognition. The Company has determined there is no effect to the current or prior years due to the implementation of any of these sections.

New Accounting Standards Not Yet Adopted

Effective November 1, 2005 the company adopted the new CICA handbook Section: 3831, Non-Monetary Transactions. The company has determined there will be no current effect in implementing this standard.

Effective November 1, 2006 the company will adopt the new CICA handbook Sections: 1530, Comprehensive Income, 3251, Equity, 3855 Financial Instruments - Recognition and Measurement and 3865, Hedges and all the related consequential amendments. The Company is presently evaluating the impact of these new standards.

14 Financial Instruments

There are no financial instruments that may be settled by the delivery of non-financial assets. There are no other financial instruments which have not been discussed in this document.

15 Other MD&A Requirements

Further information relating to the Company is disclosed on the SEDAR website at www.sedar.com.

16 Issued and Outstanding Common Shares

At present there are 9,469,156 (2004 – 9,788,656) shares outstanding which is net of 319,500 shares repurchased for cancellation.


PERFECT FRY COMPANY
PERFECT FRY COMPANY

The Benchmark of Ventless Deep Frying...

82-1609

CERTIFICATION OF ANNUAL FILINGS

I Gary Calderwood, Perfect Fry Corporation, CEO, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Perfect Fry Corporation, (the issuer) for the period ending October 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and
   (b) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date: February 6, 2006

"Gary G. Calderwood"

President and CEO

82-1609

CERTIFICATION OF ANNUAL FILINGS

I Darlene Cowper, Perfect Fry Corporation, CFO, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Perfect Fry Corporation, (the issuer) for the period ending October 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and
   (b) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date: February 6, 2006

"Darlene Cowper"

CFO

82-1609

PERFECT FRY CORPORATION

Financial Statement Request Form

To the Registered and Beneficial Shareholders:

In accordance with NI 51-102, Continuous Disclosure Obligations, an Issuer is no longer required to send annual or interim financial statements to its shareholders. This form is to be used by the shareholder to request a copy of the Issuer's financial statements and Management Discussion and Analysis.

The Canadian Securities Administration recognizes that developments in information technology allow companies to disseminate documents to security holders and investors in a more timely and cost efficient manner than by traditional paper methods. The CSA requires all Issuers to file their continuous disclosure documents through SEDAR. These documents including financial statements can be viewed at www.sedar.com. In cases where the method of delivery is not mandated by legislation, documents may be delivered by electronic means if the recipient provides consent to receive the documents by that method.

If you wish to receive financial statements, and/or you wish to receive corporate information via electronic mail, please complete and return this form to:

PERFECT FRY CORPORATION.
9298 Horton Road SW
Calgary, Alberta T2V 2X4

☐ I would like to receive financial statements by regular mail.

☐ I consent to receive financial statements via electronic mail.

____
Name of Shareholder (Please Print)

____
Address

____
City Province Postal Code

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E-mail Address

The undersigned hereby certifies to be a shareholder of PERFECT FRY CORPORATION

____

Signature of Shareholder

Dated ____________________, 2006